BURCON NUTRASCIENCE CORPORATION
1946 West Broadway
Vancouver, B.C.
V6J 1Z2

Telephone: (604) 733-0896

Facsimile: (604) 733-8821

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED MARCH 31, 2020

June 29, 2020

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PRELIMINARY NOTES

Effective Date of Information

All information in this Annual Information Form ("AIF") is as of March 31, 2020 unless otherwise indicated.

Forward Looking Statements

This AIF contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and US securities laws (collectively, "forward-looking statements") which may include, but are not limited to, statements with respect to possible events, conditions, acquisitions, or results of operations that are based on assumptions about future conditions and courses of action and include future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also include, but are not limited to, statements with respect to the future financial and operating performance of the Company.  All statements, other than statements of historical fact, are forward-looking statements.  When used in this AIF the words "estimate", "budget", "project", "believe", "anticipate", "intend", "expect", "plan", "projects", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved are intended to identify forward-looking statements. The forward-looking statements pertain to, among other things:

  continued development of the Company's products and business;
  the Company's growth strategy;
  production costs and pricing of CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, Puratein®, Supertein® and Nutratein® canola proteins and pea protein and canola protein (Nutratein®) blends;
  marketing strategies for the Company's soy, pea and canola proteins as well as pea protein/canola protein blends;
  development of commercial applications for soy, pea and canola protein proteins as well as pea protein/canola protein blends;
  ability to produce proteins and protein isolates in commercial quantities with sufficient grade and quality at cost-effective prices;

  construction, commissioning and operation of production facilities;
  future protection of intellectual property and improvements to existing processes and products;
  regulatory approvals;
  input and other costs; and
  liquidity and working capital.

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to:

  the Company's ability to obtain required regulatory approvals;
  the Company's and its joint venture partners' ability to construct, commission and operate its production facility;
  the Company's or its licensing partners' ability to generate new sales;
  the Company's or its licensing partners' ability to produce, deliver and sell the expected product volumes at the expected prices;
  the Company's ability to control costs;
  the Company's ability to obtain and maintain intellectual property rights and trade secret protection;
  market acceptance and demand for the Company's products;
  the successful execution of the Company's business plan;
  achievement of current timetables for product development programs and sales;
  the availability and cost of labour and supplies;
  the availability of additional capital; and
  general economic and financial market conditions.

Although the Company believes that the factors and assumptions used to develop the forward-looking statements are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this AIF, including, but not limited to:

  the condition of the global economy;
  market acceptance of the Company's products;
  changes in product pricing;
  changes in the Company's customers' requirements, the competitive environment and related market conditions;
  delays in the construction, commissioning and operation of production facilities;
  product development delays;
  changes in the availability or price of labour and supplies;
  the Company's ability to attract and retain business partners, suppliers, employees and customers;
  changing food or feed ingredient industry regulations;
  the regulatory regime;
  the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements;
  the Company's ability to protect its intellectual property; and
  risks and uncertainty related to and arising from the global COVID-19 pandemic.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this AIF by the foregoing cautionary statements.

Material risk factors that could cause actual results to differ materially from the forward-looking information are contained under the heading "Risk Factors" beginning on page 54.

Currency

All dollar amounts in this AIF are expressed in Canadian dollars, unless otherwise indicated.

Glossary

Certain terms used herein are defined in the attached Glossary.

CORPORATE STRUCTURE

Burcon NutraScience Corporation ("Burcon" or the "Company") was incorporated under the Business Corporations Act (Yukon) on November 3, 1998 under the name "Burcon Capital Corp." and extra-provincially registered in British Columbia on February 5, 1999.  Burcon changed its name to "Burcon NutraScience Corporation" on October 18, 1999.  The head office of Burcon is located at 1946 West Broadway, Vancouver, B.C., V6J 1Z2. The registered office of Burcon is located at Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, Yukon, Y1A 3T2.

INTERCORPORATE RELATIONSHIPS

Burcon owns 100% of the issued and outstanding shares of its subsidiary, Burcon NutraScience (MB) Corp. ("Burcon-MB") which was incorporated under the Corporations Act (Manitoba) on February 28, 1992 under the name B.M.W. Canola Inc.  Its name was changed to Burcon NutraScience (MB) Corp. on May 30, 2000.

Burcon owns 100% of the issued and outstanding shares of its subsidiary, Burcon NutraScience Holdings Corp. ("Burcon Holdings") which was incorporated under the Canada Business Corporations Act on May 22, 2019.  Burcon Holdings owns 40% of the issued and outstanding shares of Merit Functional Foods Corporation (formerly Burcon Functional Foods Corporation).  On May 15, 2019, Burcon Functional Foods Corporation was incorporated under the Canada Business Corporations Act.  Its name was changed to Merit Functional Foods Corporation on June 20, 2019.

GENERAL DEVELOPMENT OF THE BUSINESS

Burcon was formed in November 1998 as a venture capital pool corporation whose principal business was to identify and evaluate assets, properties or businesses for acquisition.  On October 8, 1999 Burcon acquired Burcon-MB.

Since October 1999, Burcon has raised gross proceeds of approximately $102.4 million through the sale of equity securities on both a public and private basis, the exercise of stock options and share purchase warrants, through rights offerings to existing shareholders and issuance of convertible securities.  The proceeds have been used, and will continue to be used, to fund research, development, regulatory recognition and commercialization of Burcon's patented and patent-pending protein extraction and purification technologies.  Burcon's technologies not only enable the production of plant protein ingredients but also relate to applications of the proteins produced therefrom into products, including food and beverages.

 Burcon's common shares were listed on the Toronto Stock Exchange (the "TSX") in June 2009.  Prior thereto, Burcon's common shares were listed on the TSX Venture Exchange (the"TSXV").              The Company's common shares are also listed on the OTCQB Venture Market under the symbol "BUROF" and the Frankfurt Stock Exchange under the symbol "BNE".

 On October 27, 2011, Burcon's common shares commenced trading on The NASDAQ Global Market ("NASDAQ Global Market") under the symbol "BUR".  On June 8, ,2017, the Company received a letter from the Listings Qualifications Department of the Nasdaq Stock Market LLC ("NASDAQ") notifying the Company that it was not in compliance with Listing Rule 5450(b)(2), which requires the listed securities of the Company to maintain a minimum market value of US$50 million.  The Company had not met the requirement for a period of 30 consecutive business days prior to receipt of the NASDAQ letter.    On August 21, 2017, the Company received a second letter from NASDAQ notifying the Company that it was not in compliance with Listing Rule 5450(a)(1), which requires the listed securities of the Company to maintain a minimum bid price of US$1 per share.  The Company had not met the requirement for a period of 30 consecutive business days prior to receipt of the second NASDAQ letter.  The receipt of the two NASDAQ letters did not result in the immediate delisting of the Company's common shares from the NASDAQ Global Market.  The Company had a compliance period of 180 calendar days or until December 5, 2017 and February 19, 2018, to regain compliance with NASDAQ's minimum market value of listed securities requirement and minimum bid price requirement, respectively.  On December 6, 2017, the Company received notification from NASDAQ stating the Company did not meet the December 5, 2017 deadline to regain compliance with NASDAQ's minimum market value of listed securities requirement.  NASDAQ stated that the Company's common shares would be delisted from the NASDAQ Global Market at the opening of business on December 15, 2017 unless the Company submitted a request to appeal the determination to the NASDAQ hearing Panel (the "Panel") by December 13, 2017.  On the same day, the Company received a further letter from NASDAQ notifying the Company that it was not in compliance with Listing Rule 5450(b)(2)(C), which requires the listed securities of the Company to maintain a minimum market value of publicly held shares of US$15 million.  The Company had not met the requirement for a period of 30 consecutive business days prior to receipt of the second NASDAQ letter on December 6, 2017.  The Company submitted an appeal to the Panel together with a plan for regaining compliance with the various continued listing requirements.

 On February 5, 2018 the Company received notification from the Panel granting the Panel's approval for the Company to transfer its listing for its common shares from the NASDAQ Global Market to The NASDAQ Capital Market ("NASDAQ Capital Market").  Trading on the Company's common shares on the NASDAQ Capital Market became effective on February 7, 2018.  The Panel subjected the continued listing of the Company's shares on the NASDAQ Capital Market to certain conditions, including closing its 2018 Rights Offering (defined below) and having shareholders' equity of over US$2.5 million on or before February 16, 2018.  On February 14, 2018, Burcon announced that the 2018 Rights Offering had closed.  However, because the 2018 Rights Offering was not fully subscribed, the Company was required to provide additional submissions to the Panel in support of its compliance plan.  On April 24, 2018, the Company withdrew its appeal of the delisting.  The board of directors of Burcon determined that it was in the overall best interest of the Company to withdraw the appeal of the delisting.  The decision was based on several factors, including the board's assessment of the probability of the Company regaining compliance with the continued listing requirements, an analysis of the benefits of continued listing weighed against the onerous regulatory burden and significant costs associated with maintaining the continued listing.  On April 27, 2018, the Company's common shares were suspended from trading on the NASDAQ Capital Market.    The Company filed a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) with the United States Securities and Exchange Commission (the "SEC") on June 4, 2018 to delist the Company's common shares from the NASDAQ Capital Market and to deregister its common shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The delisting became effective on June 14, 2018 and the deregistration became effective ninety days after June 4, 2018.  On June 15, 2018, the Company filed a Form 15 with the SEC to suspend its reporting obligations under Section 15(d) of the Exchange Act.  The Company's reporting obligations with the SEC were suspended upon the filing of the Form 15 and shall remain suspended for as long as the Company continues to meet the criteria for such suspension on the first day of any subsequent fiscal year.  After the delisting of the common shares from the NASDAQ Capital Market, the common shares of Burcon were quoted for trading in the United States on the OTC Pink Open Market operated by OTC Markets Group, under the ticker "BUROF".  In February 2020, the Company announced that the common shares began trading on the OTCQB Venture Market under the same symbol.

On April 7, 2016, Burcon announced that it had entered into a convertible note purchase agreement pursuant to which it would issue a convertible note (the "Note") to Large Scale Investments Limited ("Large Scale"), a wholly-owned subsidiary of PT International Development Corporation Limited ("PT International") at the time,  for the principal amount of $2,000,000 (the "Principal Amount").  On September 28, 2018, Firewood Elite Limited ("Firewood"), a company wholly-owned by Mr. Alan Chan, a director of Burcon, acquired all the outstanding shares of Large Scale and Great Intelligence Limited (both of which are shareholders of Burcon) from PT International.  On May 21, 2019, the Company announced that Burcon and Large Scale amended the Note (the "Amendment") to extend the maturity date of the Note from May 11, 2019 to June 21, 2019.

Under the Note, Large Scale could convert the Principal Amount in whole or in part into common shares in the capital of Burcon at any time commencing on or after July 1, 2016 and up to and including the Maturity Date.  When issued, the conversion price of the Note was $4.01 per common share, which represented a premium of approximately 24% over the volume weighted average trading price of the common shares on the TSX for the 5 trading days immediately before April 7, 2016 (the "Conversion Price").  Burcon also had the right, before the Maturity Date, upon written notice to the Lender of not less than thirty (30) days, to prepay in cash all or any portion of the Principal Amount by paying to the Lender an amount equal to the Principal Amount to be prepaid multiplied by 110%.  At any time on or after July 1, 2016 and up to the end of such 30-day notice period, Large Scale had the right to convert the Principal Amount in full or in part, into common shares at the Conversion Price.  The Note was and any common shares issued upon the conversion of the Note would have been subject to a four month hold period under applicable Canadian securities laws.  Upon completion of the 2018 Rights Offering (as defined below), the Conversion Price of the Note was adjusted effective immediately after the 2018 Record Date (as defined below).  After the adjustment, the Conversion Price was reduced to $3.94 per common share.

Funding by Large Scale and the issuance of the Note occurred on May 12, 2016.  The Note bore interest at a rate of 8% per annum, calculated daily, compounded monthly.  Interest accrued on the Principal Amount and was payable on the earlier of June 21, 2019, the occurrence of an event of default as set out in the Note, or voluntary prepayment by Burcon (the "Maturity Date").

The Amendment also provided Large Scale with a right to offset any amounts due to it under the Note against any obligations of Large Scale to pay for subscription proceeds of any rights offering that Burcon may conduct.

In connection with the 2019 Rights Offering (as defined below), Large Scale exercised its right to offset the amounts due under the Note against its obligations to pay for subscription proceeds under the offering.  The offset was completed on June 25, 2019.  The total amount offset under the Note included the Principal Amount and accrued interest in the amount of $2,565,022.

On January 5, 2018, Burcon announced that it would be offering rights (the "2018 Rights Offering") to holders of its common shares of record at the close of business on January 16, 2018 (the "2018 Record Date").  Pursuant to the 2018 Rights Offering, each holder of common shares on the 2018 Record Date received one transferable right for each common share held.  Every 4 rights entitled a holder to purchase one common share at a price of $0.57 per share.  Burcon announced on February 14, 2018 that it had completed the Rights Offering.  The 2018 Rights Offering was not fully subscribed and Burcon issued 6,114,361 common shares at a price of $0.57 per common share for aggregate gross proceeds to Burcon of $3,485,186.

Allan Yap, Burcon's Chairman and Chief Executive Officer at the time, acted as guarantor of the 2018 Rights Offering, having agreed to purchase from Burcon such number of common shares available to be purchased, but not otherwise subscribed for, that would result in 4,728,397 of common shares being issued under the 2018 Rights Offering (the "2018 Standby Commitment"). As the total number of common shares subscribed for under the 2018 Rights Offering exceeded the number of common shares guaranteed by Allan Yap, Mr. Yap was not required to fulfill his obligations under the 2018 Standby Commitment.

As compensation for providing the 2018 Standby Commitment, Allan Yap received non-transferrable common share purchase warrants (the "2018 Standby Warrants") entitling him to acquire up to 1,182,099 common shares. The exercise price under the 2018 Standby Warrants was $0.69 per common share. The 2018 Standby Warrants had an expiry date of two years after the closing of the 2018 Rights Offering, being February 13, 2020.  In accordance with the policies of the TSX, the issuance of the 2018 Standby Warrants to Allan Yap was subject to shareholder approval.  Shareholder approval was received at Burcon's annual and special meeting held in September, 2018.  Upon completion of the 2019 Rights Offering (as defined below), the exercise price of the 2018 Standby Warrants was adjusted effective immediately after the 2019 Record Date (as defined below).  After the adjustment, the exercise price of the 2019 Standby Warrants was reduced to $0.45 per common share.  Mr. Yap exercised all of the 2018 Standby Warrants prior to the expiry to purchase 1,182,099 common shares.

On November 13, 2018, Burcon announced that it entered into a loan agreement (the "Loan Agreement") pursuant to which Large Scale, at the time and currently a wholly-owned subsidiary of Firewood, provided Burcon with an unsecured loan (the "Loan") of up to $1,000,000 (the "Initial Loan Amount") for a term of 180 days from the Loan Closing Date (defined below).

On March 27, 2019, Burcon and Large Scale amended (the "Loan Amendment") the Loan Agreement, pursuant to which Large Scale agreed to increase the Initial Loan Amount to Burcon by $500,000 (together with the Initial Loan, the "Loan Amount").

Burcon drew $500,000 of the Loan Amount as of December 5, 2018 (the "Loan Closing Date") and $500,000 on January 31, 2019.  Burcon then drew $250,000 of the Loan Amount on each of March 29, 2019 and April 24, 2019, respectively.  Large Scale was paid a $10,000 commitment fee, representing of 1% of the Initial Loan Amount on the Loan Closing Date and a further $5,000 on the additional $500,000 of principal amount made available under the Loan Amendment.  The drawn portion of the Loan Amount bore interest at a rate of 18% per annum (the "Loan Principal Balance").  Up to $1,000,000 of the undrawn portions of the Loan Amount bore interest at a rate of 3% per annum (the "Undrawn Amount") and any Undrawn Amount exceeding $1,000,000 bore interest at a rate of 3% per annum from March 27, 2019 until the Loan Maturity Date.

The Loan Amendment also provided Large Scale with a right to offset any amounts due to it under the Note against any obligations of Large Scale and/or its nominees to pay for subscription proceeds of any rights offering that Burcon may conduct.

In connection with the 2019 Rights Offering (as defined below), Large Scale exercised its right to offset the amounts due under the Loan against its obligations to pay for subscription proceeds under the offering.  The offset was completed on June 25, 2019.  The total amount offset under the Loan was $1,436,629.  The remaining accrued interest in the amount of $170,555 under the Loan was paid by Burcon in cash to Large Scale on June 28, 2019.

On May 23, 2019, Burcon announced that it would be offering rights (the "2019 Rights Offering") to holders of its common shares of record at the close of business on May 30, 2019 (the "2019 Record Date").  Pursuant to the 2019 Rights Offering, each holder of common shares on the 2019 Record Date received one transferable right for each common share held.  Each right entitled a holder to purchase one common share at a price of $0.35 per share.  Burcon announced on June 26, 2019 that it had completed the Rights Offering.  The 2019 Rights Offering was fully subscribed and Burcon issued 44,083,203 common shares at a price of $0.35 per common share for aggregate gross proceeds to Burcon of $15,429,121. After the closing of the 2019 Rights Offering, Burcon had 88,166,406 common shares outstanding.  From the gross proceeds of the 2019 Rights Offering, Burcon repaid the Principal Amount and accrued interest outstanding under the Note and the Loan Amount by way of offset as described above.  Burcon used a portion of the remaining gross proceeds to make the Initial Capital Contribution and the Additional Capital Contribution under the Shareholders' Agreement (as defined below).

On May 23, 2019, Burcon's wholly-owned subsidiary, Burcon NutraScience Holdings Corp., entered into a shareholders agreement (the "Shareholders Agreement") with RBT Holdco Ltd. ("RBT Holdco") and 10039406 Manitoba Ltd. ("Crew Holdco") (RBT Holdco and Crew Holdco together referred to as the "JV Partners")  to become shareholders of Merit Functional Foods Corporation (formerly Burcon Functional Foods Corporation) ("Merit Foods").  Currently, Burcon Holdings holds 40%, RBT Holdco holds 40% and Crew Holdco holds 20% of the issued and outstanding common shares of Merit Foods.  Each of Ryan Bracken and Barry Tomiski (and their respective family) beneficially owns a 50% interest in RBT Holdco.  Crew Holdco is wholly-owned by Shaun Crew and his family.  The business of Merit Foods is the commercial production, sales, marketing and distribution worldwide of Burcon's pea protein, pulse protein and canola protein products.  Pursuant to the Shareholders Agreement, the parties agreed that on or before July 2, 2019, Burcon Holdings and the JV Partners will make a capital contribution to Merit Foods by way of shareholder loans and/or subscription of shares in the aggregate of $10,000,000.  Burcon Holdings agreed to make a capital contribution of $4,000,000 to Merit Foods (less certain deductions for certain expenses), while RBT Holdco and Crew Holdco agreed to contribute $4,000,000 and $2,000,000, respectively (each an "Initial Capital Contribution").  The Initial Capital Contribution was made by each of Burcon Holdings, RBT Holdco and Crew Holdco prior to the July 2, 2019 deadline under the Shareholders Agreement.  Burcon Holdings' Initial Capital Contribution was made on June 28, 2019.

Provided that the Shareholders Agreement had not been previously terminated, the parties agreed to make further contributions to Merit Foods on or before September 3, 2019 in the aggregate amount of $10,000,000.  Burcon Holdings agreed to contribute a further $4,000,000 to Merit Foods, while RBT Holdco and Crew Holdco agreed to contribute $4,000,000 and $2,000,000, respectively (each an "Additional Capital Contribution").  Each of Burcon Holdings, RBT Holdco and Crew Holdco made their respective Additional Capital Contribution prior to the September 3, 2019 deadline.  Since September 3, 2019, Burcon Holdings has made further capital contributions to Merit Foods, together with RBT Holdco and Crew Holdco.  On December 12, 2019 and February 3, 2020, Burcon Holdings contributed a further $3,000,000 and $2,000,000, respectively, to Merit Foods.  Since September 3, 2019, the JV Partners also contributed an aggregate of $7.5 million to maintain their respective shareholding interests in Merit Foods.  To date, the shareholders of Merit Foods have contributed an aggregate of $32.5 million into Merit Foods.

The Shareholders Agreement contains provisions to deal with the management of Merit Foods, and sets out matters requiring board of directors' approval or shareholder approval.  It also sets out the rights of the parties with respect to restrictions on transfers, transfers to third parties and what happens in the event of a takeover bid.

On May 23, 2019, Burcon and its wholly-owned subsidiary, Burcon-MB entered into a license and production agreement with Merit Foods (the "Merit License and Production Agreement").  Under the Merit License and Production Agreement, Burcon has granted an exclusive, royalty-bearing, worldwide license (the "Merit License") to Merit Foods to use and exploit Burcon's pea, pulse and canola protein technologies to make, have made, use and market and sell Burcon's pea, pulse and canola proteins (the "Merit Licensed Products").

Merit Foods has agreed to develop, build and commission an initial production facility in the Province of Manitoba within a specified amount of time to manufacture the Merit Licensed Products (the "Flex Production Facility").  Merit Foods will also, within a time specified under the Merit License and Production Agreement, provide written notice (the "Notice") to Burcon to advise whether it will or will not increase its annual production capacity of the Merit Licensed Products to develop, build and commission a full commercial scale production facility ("Full-Commercial Production Facility").  The Merit License and Production Agreement provides Burcon with the right to convert the exclusive license to a non-exclusive license under certain conditions.

In consideration of the Merit License, Merit Foods will pay to Burcon running royalties based on the net revenue (as defined in the Merit License and Production Agreement) in relation to the sale of the Merit Licensed Products which fall within the scope of the Burcon Technology.  Once a sale in the Flex Production Facility occurs, Merit Foods will pay to Burcon royalties based on a percentage of net revenue from the sale of Products.  If Merit Foods expands production to the Full-Commercial Production Facility the royalty rate will be reduced to a lower percentage rate.  The royalty rate may also be reduced if the exclusive license is converted to a non-exclusive license or if a certain Burcon patent does not grant within a specified time.

If the exclusive license is converted to a non-exclusive license, Burcon will be entitled to make, have made, use, market and sell Merit Licensed Products on a non-exclusive basis and to grant any such rights to any other person.  Merit Foods will grant to Burcon an irrevocable, non-exclusive, royalty bearing license, with a right to sublicense, to use certain intellectual property developed by Merit Foods ("Merit Foods Improvements") to make, have made, use, market or sell the Products worldwide.    If the license is converted to a non-exclusive license and Burcon chooses to use the Merit Foods Improvements, the aggregate royalties payable by Burcon to Merit Foods in any year will not exceed the aggregate royalties payable by Merit Foods to Burcon in the same year.

As long as the Merit License is exclusive, Burcon will be responsible for filing, prosecution and maintenance of Burcon patent rights in certain countries.  While the Merit License is exclusive, Merit Foods shall have the right to defend any action in which the validity of any Burcon patent right is raised in any jurisdiction.  If Merit Foods does not exercise such right, Burcon shall have the right but not the obligation to assume such defence.

The Merit License and Production Agreement has a term of the greater of twenty years and the last to expire of Burcon patents that are being used to produce products under the Merit License and Production Agreement.

On May 23, 2019, Burcon, Burcon-MB and Merit Foods entered into a services agreement (the "Services Agreement") pursuant to which Burcon and Burcon-MB will provide certain services (the "Services") to Merit Foods in support of Merit Foods' business.  The Services will commence on July 3, 2019 and the agreement will have an initial term ending on June 30, 2022.  Under the Services Agreement, Burcon and Burcon-MB will provide general management/administrative/technical services, research and analytical services and sample production services.  The Services will be charged to Merit Foods based on rates set out in the Services Agreement.

On November 25, 2019 Burcon announced a non-brokered private placement of convertible debentures (the "Convertible Debentures") for an aggregate principal amount of up to $4 million and subsequently, on November 28, 2019, Burcon announced that the aggregate principal amount had increased from $4 million to $9.5 million (the "Convertible Debenture Offering").

Mr. Johann Tergesen, Mr. Peter Kappel and Dr. Lorne Tyrrell, insiders of Burcon, agreed to and subscribed for Convertible Debentures totaling $2 million in principal amount.

Each Convertible Debenture consists of $1,000 principal amount, bears interest at a rate of 8.5% per annum, payable semi-annually in arrears, and is unsecured.  The principal amount outstanding under the Convertible Debentures and all accrued and unpaid interest thereon will be payable in cash thirty-six (36) months from the date of issuance of the Convertible Debentures.  The Convertible Debentures will be convertible at the option of the holder, in whole or in part, into Shares at the Conversion Price, which represents approximately a 30% premium to the volume weighted average trading price of the Shares on the TSX for the five days immediately preceding November 25, 2019.

Burcon, will have the right, at its sole discretion, to force the conversion of the Convertible Debentures if the Shares trade at or above $2.15 per share for a period of 14 consecutive trading days.  The Convertible Debentures and the Shares issuable upon conversion of the Convertible Debentures were subject to a four month and one day statutory resale restriction pursuant to applicable Canadian securities laws.

Burcon paid a cash finder's fee in connection with the Convertible Debenture Offering to certain finders of $156,600, representing 4.5% of the gross proceeds received from certain investors introduced to Burcon by the finders.

The Offering closed on December 10, 2019.  The issuance of Convertible Debentures to insiders under the Convertible Debenture Offering was considered a related party transaction under Multilateral Instrument 61-101. Burcon relied on exemptions from the formal valuation and minority shareholder approval requirements provided under sections 5.5(a) and 5.7(a) of Multilateral Instrument 61-101 on the basis that the participation in the Offering by insiders did not exceed 25% of Burcon's market capitalization.

On January 24, 2020, Burcon announced that the Company, Société Des Produits Nestlé Sa ("Nestlé") and Merit Foods had entered into a joint development agreement to tailor Burcon and Merit Foods' novel plant-based proteins for use in Nestlé food and beverage applications. The aim of the joint development is to tailor the functionality of Burcon and Merit's plant-proteins, to be supplied from Merit Foods' production facility, for use by Nestlé in plant-based meat and dairy alternatives.

On January 28, 2020, the Company announced that it had entered into an agreement with a syndicate of underwriters co-led by Canaccord Genuity Corp. and Beacon Securities Limited (the "Underwriters") pursuant to which the Underwriters agreed to purchase, on a bought deal basis pursuant to the filing of a short form prospectus, an aggregate of 6,452,000 units (the "Units") at a price of $1.55 per Unit (the "Offering Price") for aggregate gross proceeds to the Company of $10,000,000 (the "2020 Offering").

The Company granted the Underwriter an option (the "Over-Allotment Option"), to purchase up to an additional 967,800 Units at a price of $1.55 per Unit, exercisable at any time, for a period of 30 days after and including the Closing Date. The Over-Allotment Option was exercisable to acquire Units, Common Shares and/or Warrants (or any combination thereof) at the discretion of the Underwriter.

On February 19, 2020, the Company closed the 2020 Offering for gross proceeds of $11,500,690. The Underwriters purchased from the Company, on a bought deal basis, the Units at the Offering Price per Unit for gross proceeds of $10,000,600. The Underwriters also exercised the over-allotment option in full and purchased an additional 967,800 Units at a price of $1.55 for additional gross proceeds to the Company of $1,500,090.

Each Unit consists of one common share of the Company (a "Common Share") and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"). Each Warrant will be exercisable to acquire one Common Share (a "Warrant Share") for a period of 24 months following the closing of the Offering (the "Closing") at an exercise price of $2.00 per Warrant Share.

The Units were offered by way of a short form prospectus filed in all provinces of Canada, except Prince Edward Island, Newfoundland and Labrador, and Quebec.

In connection with the 2020 Offering, Burcon paid the Underwriters a cash commission of $805,048, representing 7% of gross proceeds of the 2020 Offering and 519,386 Warrants (the "Underwriters' Warrants"), representing 7% of the number of Units sold in the 2020 Offering.  Each Underwriters' Warrant will be exercisable to acquire one Common Share (a "Underwriters' Warrant Share") for a period of 24 months following the Closing at an exercise price of $2.00 per Underwriters' Warrant Share.

On May 4, 2020, Burcon announced that Merit Foods has secured a debt financing package of up to $85 million of capital from a syndicate of lenders including Export Development Canada, Farm Credit Canada and the Canadian Imperial Bank of Commerce.  To facilitate the financing, Burcon has provided a short-term letter of credit in the amount of $6.5 million, which will remain in place until no later than September 30, 2020, and also provided a $4 million guarantee of Merit Foods' debt obligations (the "Guarantee").  See "Material Contracts".

On June 22, 2020, Burcon announced that Merit Foods has secured additional debt financing of $10 million in the form of a 10-year interest free loan from Agriculture and Agri-Food Canada (the "AIP Loan").  The interest free loan, repayable over 10 years, was approved under Agriculture and Agri-Food Canada's AgriInnovate Program.  Burcon expects that the $4 million guarantee described above will be released in stages over time as Merit Foods draws down on the $10 million AIP Loan.

The Company's fiscal year end is March 31. During fiscal years 2018 to 2020, Burcon raised or borrowed a total of approximately $42.0 million in capital as follows:

• In February, 2018, Burcon completed the 2018 Rights Offering and raised gross proceeds of approximately $3.5 million as described above.

• In November 2018, Burcon entered into the Loan Agreement which was subsequently amended in March 2019 to borrow $1.5 million from Large Scale as described above.

• In June 2019, Burcon completed the 2019 Rights Offering and raised gross proceeds of approximately $15.4 million as described above.

• In December 2019, Burcon issued Convertible Debentures and raised gross proceeds of $9.5 million as described above.

• In February 2020, Burcon completed the 2020 Offering and raised gross proceeds of approximately $11.5 million as described above.

• In February 2020, Mr. Allan Yap exercised warrants to purchase 1,182,099 common shares of the Company for proceeds of approximately $532,000 as described above.

• During the fiscal year, certain officers, directors and an employee exercised options to purchase common shares of the Company for proceeds of $71,070.

The proceeds raised from the transactions described above have been used and will continue to be used to:

• further develop Burcon's protein extraction and purification technologies and pursue new related products;

• pursue and develop new applications from the functional attributes of Burcon's proteins;

• fund Burcon's patent activities;

• fund the activities associated with Burcon's obligations under the ADM License and Production Agreement for the commercialization of Burcon's CLARISOY® soy protein;

• supporting ADM in connection with its commercialization of CLARISOY® soy protein;

• fund the activities associated with identifying, negotiating terms and securing a strategic alliance for the commercialization of Burcon's Peazazz® pea protein;

• fund the activities associated with efforts relating to identifying a strategic partner for the commercialization of Burcon's canola proteins and other proteins;

• fund the design, engineering and construction of an initial semi-works facility for the commercial production of Peazazz® pea protein;

• repay the Loan and the Note and the accrued interest thereon;

• pay the accrued interest due under the Convertible Debentures;

• fund the investment by Burcon in Merit Foods and Burcon's obligations under the Shareholders' Agreement;

• fund the activities associated with Burcon's obligations under the Merit License and Production Agreement, for the commercialization of Burcon's pea and canola proteins;

• fund the activities associated with Burcon's obligations under the joint development agreement with Nestlé; and

• provide general working capital.

Pea

 Pea protein is increasing in popularity as a plant-based protein ingredient which can be used in a wide variety of food products.  One of the reasons is that pea protein is able to deliver functionality and protein nutrition to products without the issues of allergenicity and genetic modification that may be present with other proteins.  Pea proteins currently available in the market are sold for use in a variety of food products including: meat alternatives; snacks and cereals; diet products (high protein foods); gluten-free and vegetarian and vegan foods as well as in nutritional supplements such as meal replacement shakes.

In November 2011, Burcon announced that it had developed a novel pea protein which it has branded as "Peazazz®".  Peazazz® is 100% soluble and transparent in low pH solutions with clean flavour characteristics.  It is heat stable permitting hot fill applications.  See "Description of the Business".

On January 29, 2013, Burcon announced that it had commenced building a Peazazz® semi-works production facility to produce Peazazz® pea protein at small commercial scale in Winnipeg, Manitoba to provide market development quantities to customers for product and market development activities.

On June 25, 2013, Burcon announced that it had completed, on schedule, the construction of its new semi-works plant in Winnipeg for Peazazz®.  The Peazazz® semi-works plant utilizes commercial-scale equipment capable of producing the tonnage amounts required by food and beverage makers looking to conduct full-scale, real world market evaluations of Peazazz® in their consumer products.

In July 2013, Burcon officially launched Peazazz® pea protein at the 2013 IFT Expo.  Burcon demonstrated two products: Peach Mango Rhythm, made from 30% real juice, with all natural flavors and containing five grams of Peazazz® pea protein per 250ml serving and Vanilla Jazz, a neutral pH milk-style beverage with a faint hint of vanilla flavoring, fortified with vitamins and minerals and five grams of Peazazz® pea protein per 250ml serving.

On August 23, 2013, Burcon announced that the startup and commissioning of the Peazazz® pea protein semi-works plant had been completed, allowing it to begin producing sample quantities for shipment to interested parties who had signed material transfer agreements ("MTAs") with Burcon.  While the semi-works plant utilizes commercial-scale equipment, it is only used to produce the amounts of Peazazz® needed for targeted market development activities with certain prospective customers.  By functioning as a model for potential manufacturing partners to emulate, the plant can also ultimately shorten their time-to-market.  Burcon has entered into a number of MTAs with parties interested in Peazazz®.  Such parties include major food and beverage makers, suppliers and potential industry production and sales partners. During fiscal 2014 to fiscal 2019, Burcon shipped samples of Peazazz® pea protein to various key potential multi-national production and/or distribution partners and undertook applications work in response to requests from certain potential commercialization partners.

On May 23, 2019, Burcon announced that it had signed the Shareholders Agreement with the JV Partners to form Merit Foods.  The business of Merit Foods is the commercial production, sales, marketing and distribution worldwide of Burcon's pea protein, pulse protein and canola protein products.  Concurrently with the signing of the Shareholders' Agreement, Burcon and Burcon-MB entered into the Merit License and Production Agreement pursuant to which Burcon and Burcon-MB have granted an exclusive, royalty-bearing, worldwide license to Merit Foods to use and exploit Burcon's pea, pulse and canola protein technologies to make, have made, use and market and sell Burcon's pea, pulse and canola proteins.

On October 21, 2019, Burcon announced that it had received a GRAS (Generally Recognized As Safe) no-objection letter from the US Food and Drug Administration ("FDA") for its Peazazz® and Peazac® pea proteins.  Burcon had successfully obtained self-affirmed GRAS status for its Peazazz® and Peazac® pea protein products and had made its submission to the FDA for GRAS notification on June 15, 2018.  This "Letter of No Objection" is issued by the US FDA, after an extensive review of all of the scientific data submitted by Burcon, to confirm that the FDA has no questions or concerns regarding the safety of Burcon's pea protein ingredients.  Receipt of GRAS notification is a significant commercial milestone and is important for the acceptance and use of these proteins by global food and beverage companies.

On January 24, 2020, Burcon announced that Burcon, Merit Foods and Nestlé have entered into a joint development agreement for the development and use of Burcon's novel protein ingredients, including pea and canola proteins, into Nestlé's food and beverage products.  Nestlé is the largest food company in the world and the agreement is designed to provide Nestlé with access to Burcon's unique expertise and a new range of high-quality plant-based protein ingredients.  This collaboration with Nestlé is intended to be a long-term relationship where Burcon tailors its novel protein ingredients, supplied through Merit Food's state-of-the-art protein production facility, for use by Nestlé in nutritious and good tasting plant-based meat and dairy alternatives.  Since January 2020, Burcon has been collaborating with Nestlé scientists and food developers to tailor Burcon's pea and canola proteins for product development.

On May 4, 2020, Burcon announced that its joint venture company, Merit Foods is expanding production capacity at its state-of-the-art protein production facility currently under construction in Winnipeg, Manitoba.  Merit Foods is building a 94,000 square foot production facility to produce high-quality pea and canola proteins.  The facility is expected to be completed in Q4 2020.  Merit Foods' product portfolio currently consists of three product family offerings: pea protein, non-GMO canola protein, and MeritPro™, a unique lineup of nutritionally complete protein blends. Its entire portfolio aligns with a number of consumer label preferences, including allergen-free, gluten-free, non-dairy, non-GMO, and vegan.

Canola

Burcon's technologies allow it to extract and purify three types of canola proteins from canola meal, a co-product (together with canola oil) of the canola seed crushing industry.  Burcon has branded these canola proteins under the trade names "Puratein®", "Supertein®" and "Nutratein®".

The goal of Burcon's research is to develop its patented and patent-pending processes to utilize inexpensive oilseed meals, such as canola meal, for the production of purified plant proteins that exhibit nutritional, functional or nutraceutical profiles.  Burcon expects that Puratein® canola protein, Supertein® canola protein and Nutratein® canola protein will participate and compete with soy, dairy, and egg proteins in the expanding global protein ingredient market, with potential uses in meat substitutes, dairy alternative beverages, prepared foods, nutritional supplements and personal care products.

On May 23, 2019, Burcon announced that it had signed the Shareholders Agreement and the Merit License and Production Agreement.  On January 24, 2020, Burcon, Merit Foods and Nestlé entered into a joint development agreement for the development and use of Burcon's novel protein ingredients, including pea and canola proteins, into Nestlé's food and beverage products.  See "Material Contracts".

Pea Protein/Canola Protein Blends

 Burcon's pea protein products can be combined with Burcon's canola protein products to provide proprietary protein blend products with excellent functional attributes and added nutritional value.  On their own, the individual pea and canola protein are limited in their content of certain essential amino acids.  However, the amino acid profiles of the pea and canola protein products are complementary, that is, the canola proteins are rich in essential amino acids that are limited in the pea proteins and the pea proteins are rich in essential amino acids that are limiting in the canola protein.  The resulting blends, marketed as Nutratein® blend products, are proprietary plant protein products providing improved protein nutrition.

 On May 23, 2019, Burcon announced the development of the pea protein and canola protein blends Nutratein-PS™ and Nutratein-TZ™.  These blended products have exceptional functional characteristics and nutritional value.  Nutratein-PS™ is a blend of Peazazz® pea protein and Supertein® canola protein, having clean flavour and high solubility, intended for use in products such as dairy alternative beverages.  Nutratein-TZ™ is a blend of Peazac® pea protein and Puratein® canola protein, having functional properties that make it ideally suited for use in plant-based meat analogue products such as veggie-burgers or veggie-sausages.  As part of the Merit License and Production Agreement, Merit Foods will be responsible for the production, marketing and sales of Burcon's pea, canola and its proprietary Nutratein® protein blends.

Soy

Soy protein isolate is used as a functional ingredient or fortifier in a wide variety of food products including protein shakes, power bars, soups and sauces, meats and meat analogs, and breads and baked goods.  In addition to enhancing the protein content of foods, soy protein isolates are used by food manufacturers for their functional applications.  These applications include the ability to emulsify, whip, bind and add viscosity to foods.  See "Description of the Business".

Burcon has developed technologies to extract and purify soy protein from a variety of soy materials.  These technologies encompass various processes to produce a soy protein which Burcon has branded as "CLARISOY®".  A number of different processes are used to produce CLARISOY soy protein specific for certain applications ranging from soluble and transparent beverages with a pH of 4.0 and below to neutral beverages with a pH of 7.0 or higher.  CLARISOY® is specifically designed to enable beverage manufacturers to meet the demand for great-tasting, nutritionally enhanced beverages targeted to the ever-growing number of health and wellness minded consumers.  Potential applications for CLARISOY® include: sports nutrition beverages, citrus-based drinks, fruit-flavoured beverages, lemonades, powdered beverage mixes and in numerous non-beverage applications such as foods and nutritional products.

 On March 4, 2011, Burcon, Burcon-MB and ADM entered into the ADM License and Production Agreement for the worldwide, exclusive production, marketing and sale by ADM of soy protein products using Burcon's CLARISOY® soy protein technology.  See "Material Contracts".

 On June 18, 2012, Burcon announced that ADM had constructed and was operating a commercial-scale production plant in Decatur, Illinois to produce CLARISOY® soy proteins.  ADM conducted the first commercial sale of CLARISOY® soy protein by December 2012.

 Since the initial launch of CLARISOY® in 2012, ADM launched further extensions of the CLARISOY® product line at the Institute of Food Technologists Annual Meeting and Food Expo ("IFT Expo").  In addition, ADM showcased unique prototype products such as protein smoothies, non-dairy Greek yogurt, cold-brewed coffee and coffee creamer, where CLARISOY soy protein was either used as the sole protein source or the primary protein source in the product.

 These applications demonstrate how CLARISOY® is well-suited for adding protein, nutrition and functionality to everyday products, and how it excels particularly in beverage applications due to its clean favor and smooth mouthfeel.  These applications can help meet consumer demand for good-tasting, convenient products featuring plant-based protein and also provide solutions for customers looking to replace dairy protein for products that appeal to consumers who choose a vegan or other healthy lifestyl~~es~~.  ADM's focus on dairy replacement using CLARISOY® not only provides a price-stable and sustainable ingredient for food and beverage manufacturers, but also addresses the large consumer base that is lactose intolerant or sensitive to dairy products.

 ADM has also launched an energy drink suitable for vegans made with CLARISOY®.  This product is available in the United States and European markets.

 ADM continues to market CLARISOY® as a versatile soy protein ingredient well-suited to boosting the nutritional and functional profile of many different products.  CLARISOY®, having clean flavor and high solubility, is exceptional in beverage products including ready-to-drink beverages.  Customers that are looking for plant-based protein ingredients to formulate vegan or non-dairy products will find CLARISOY® to be an attractive protein source.  Not only is CLARISOY® suitable for high protein fortification products such as meal replacements and sport nutrition smoothies but is also suitable for casual wellness products that require a bit of protein boost.

 On December 17, 2015, Burcon announced that it expected ADM's first full-scale commercial CLARISOY® production facility to be operational by mid-2016.  On November 8, 2016, Burcon announced that ADM had successfully commissioned the first full-scale CLARISOY® production facility.

 Since March 2013 to the date of this AIF, Burcon has been granted seventeen U.S. patents covering its soy protein composition and extraction and purification processes.

Specialty Proteins and Phytochemical Extractions

 Burcon's extraction and purification technologies can also be used to produce specialty proteins such as flax and hemp proteins.  Burcon's core extraction and purification technology is versatile and can be adapted to process a range of oilseed and non-oilseed meals to produce high-value protein products for use in the food and beverage industries.

 The demand for plant proteins in the protein market continues to grow and as such, Burcon believes that there may be niche market opportunities for its specialty protein ingredients.  Burcon plans to explore these opportunities in the near future.

 In February 2018, Burcon applied for accreditation from Health Canada's Office of Controlled Substances to conduct research for the future commercial production of purified cannabinoid extracts.  Burcon received its research license from Health Canada on July 17, 2019.  Given its focus on other business initiatives, Burcon does not plan to conduct research in cannabinoid extracts in the coming fiscal year.

DESCRIPTION OF THE BUSINESS

The protein ingredient industry continues to experience rapid growth, with plant proteins in particular experiencing high demand. This increase in demand for plant proteins is fuelled in part by scientific advances, changing demographics, consumer awareness of livestock's environmental impact, consumer concerns regarding animal welfare, and recent public sentiments in light of the COVID-19 pandemic, as well as by the public's changing perception of the safety of animal-based products.  External issues such as melamine tampering/contamination, mad cow disease, E. coli, swine flu, avian flu and the growing use of antibiotics in animal production, as well as demographic trends are all combining to produce significant demand for plant proteins.

Two major attributes are relevant to the commercial value of protein as an ingredient: functional value and nutritional value.

             Functional Value

Proteins possess a wide range of attributes essential to the structure and textural integrity of food products. These relevant properties include: solubility, viscosity, water-binding, gelation, cohesion, adhesion, elasticity, emulsification, foaming, whipping, fat-binding, film forming and flavour-enhancing qualities.

In weighing the commercial potential of any protein ingredient, functional utility is at least as important as nutritional value.  For example, although the nutritional value of wheat protein is comparatively low, (the Protein Digestibility Corrected Amino Acid Score ("PDCAAS") of whole wheat is 0.40, only wheat protein-called gluten-will make a traditional loaf of bread.  Thus, the functionality of wheat protein makes it a staple in the North American diet.  At the top end of the functional scale, egg white protein will whip, coagulate, and form films.  Such functional versatility makes egg white one of the most valuable food proteins.  Certain of Burcon's proteins can be made to mimic many of egg's functions, and in certain instances can outperform egg.

             Nutritional Value

Proteins are organic compounds made up of carbon, hydrogen, oxygen and nitrogen. It is the presence of the nitrogen that sets proteins apart from other nutrients.  Nitrogen is essential to human life, but since we have no other source of nitrogen-unlike plants, we are unable to absorb it as a nutrient from the ground-one of the most important roles of dietary protein is to bring nitrogen into the body.

Proteins are made up of sub-units called amino acids. There are twenty dietary amino acids, typically subdivided into two categories: non-essential amino acids, which can be made within the body, and essential amino acids which must come from diet.

Amino acids supplied from dietary protein are needed for synthesis of body proteins in muscle, organs, bone and skin, and for synthesis of enzymes, certain hormones, antibodies and a host of bodily processes.

The essential amino acids are lysine, methionine + cysteine, threonine, tryptophan, leucine, isoleucine, valine, phenylalanine, arginine and histidine (adults do not require a dietary supply of arginine).

A diet deficient in one or more of the essential amino acids impairs growth in children, causes adults to lose muscle mass, and lowers the body's resistance to a variety of diseases. Extreme protein deficiency can be a cause of death. An adequate daily supply of high-quality protein is essential to optimal growth and health.

The nutritional supplements industry has seen rapid growth in the use of protein ingredients over the past ten years. Protein bars, once consumed only by endurance athletes, are now widely available and protein-rich meal-replacement products and dietary supplements have become supermarket staples and are sold in large quantities through all the major multi-level marketing companies. Protein supplements are also increasingly and successfully being promoted to the expanding market of geriatric consumers. Potential nutritional applications for protein isolates include power shakes, protein bars, protein powders and any other concentrated protein supplement.

Pea

Field pea, or Pisum sativum in Latin, is part of the legume family and was one of the earliest cultivated food crops.  A pea is most commonly the green or yellow small spherical seed inside a peapod that contains multiple peas.  The pea plant is grown in cool-weather conditions in many parts of the world, including Canada, Europe and temperate regions of Asia.

Peas are consumed as a vegetable worldwide for their high nutritional value and health benefits, being high in protein, fibre, starch, vitamins and minerals.  Peas are also not considered a major allergen. As part of the legume family, pea plants have the ability to lock in nitrogen from the atmosphere and store it in their root nodules. This nitrogen-fixation ability allows producers to use less fertilizer and replenish the soil with nitrogen, making peas a much desired sustainable crop.

In November 2011, Burcon announced that it had developed a novel pea protein which it has branded as "Peazazz®", its first technology platform to extract added-value proteins from a non-oilseed source. Burcon's technology extracts and purifies a novel pea protein from field peas. Both the nutritional and functional characteristics of pea protein allow for a host of great tasting food and beverage product applications as well as for use in nutritional supplements.

Pea protein is increasing in popularity as a plant-based protein ingredient which can be used in a wide variety of food products.  One of the reasons is that pea protein is able to deliver functionality and protein nutrition to products without the issues of allergenicity and genetic modification that may be present with other proteins.  Pea proteins currently available in the market are sold for use in a variety of food products including: snacks and cereals; diet products (high protein foods); gluten-free and vegetarian and vegan foods as well as in nutritional supplements such as meal replacement shakes.

 Peazazz®

Peazazz® pea protein is uniquely soluble and clean-tasting pea protein that is suitable for dairy alternative food and beverages.  Peazazz® has clean flavour characteristics and is well suited for use in low and neutral pH beverages as well as a variety of other healthy and great tasting food and beverage product applications.  Its valuable nutritional and functional characteristics make Peazazz® an attractive product to companies looking for an alternative plant protein ingredient.

Pea is a widely accepted and consumed vegetable, recognized for its nutritional value and health benefits.  Burcon has successfully extracted added-value proteins that contain essential amino acids into a white powder that can easily be incorporated into a variety of foods and beverages including dairy alternative products, dry-blended beverages, ready-to-drink beverages, protein bars and crisps, weight management and meal replacement products, and vegetarian and vegan foods.

Burcon's Peazazz® pea protein can be produced from a non-GMO source and pea protein is not considered a major allergen.  Consumers are increasingly looking for clean-label and "free-from" products.  Burcon's Peazazz® pea protein is dairy-free, soy-free, gluten-free, allergen and GMO-free and does not require allergen labelling.

Pea proteins currently available on the market are sold for use in a variety of food products including: snacks and cereals; high-protein weight management products; gluten-free and vegetarian and vegan foods.  Burcon is not aware of any pea protein isolate in the market that is clean-tasting with superior solubility like Peazazz®.  Burcon expects the introduction of Peazazz® pea protein to be able to gain a share of the pea protein market, as well as expand the pea protein market to include (what it previously could not) a broader range of product applications such as low pH beverages.

On January 29, 2013, Burcon announced that it had commenced building a Peazazz® semi-works production facility to produce Peazazz® pea protein at small commercial scale in Winnipeg, Manitoba to provide market development quantities to customers for product and market development activities.

On June 25, 2013, Burcon announced that it had completed, on schedule, the construction of its new semi-works plant in Winnipeg for Peazazz®.  The Peazazz® semi-works plant utilizes commercial-scale equipment capable of producing the tonnage amounts required by food and beverage makers looking to conduct full-scale, real world market evaluations of Peazazz® in their consumer products.  The plant also supports Burcon's ongoing discussions with companies who are potential partners with Burcon for the production and marketing of Peazazz®.

In July 2013, Burcon officially launched Peazazz® pea protein at the 2013 IFT Expo.  Burcon demonstrated two products: Peach Mango Rhythm, made from 30% real juice, with all natural flavors and containing five grams of Peazazz® pea protein per 250ml serving and Vanilla Jazz, a neutral pH milk-style beverage with a faint hint of vanilla flavoring, fortified with vitamins and minerals and five grams of Peazazz® pea protein per 250ml serving.

On August 23, 2013, Burcon announced that the start-up and commissioning of the Peazazz® pea protein semi-works plant had been completed, allowing it to begin producing sample quantities for shipment to interested parties who had signed MTAs with Burcon.  While the semi-works plant utilizes commercial-scale equipment, it has only been used to produce the amounts of Peazazz® needed for targeted market development activities with certain prospective customers.  By functioning as a model for potential manufacturing partners to emulate, the plant can also ultimately shorten their time-to-market.

Burcon has entered into a number of MTAs with parties interested in Peazazz®.  Such parties include major food and beverage makers, suppliers and potential industry production and sales partners. During fiscal 2014 to fiscal 2019, Burcon shipped samples of Peazazz® pea protein to various key potential multi-national production and/or distribution partners and undertook applications work in response to requests from certain potential commercialization partners.  On May 23, 2019, Burcon announced that it had signed the Shareholders Agreement and the Merit License and Production Agreement.  See "General Development of the Business".

 Peazac®

Peazac® pea protein is a co-product of the production of Peazazz® pea protein.  Extracted pea proteins are fractionated under conditions that give rise to two product streams, which are separately further processed to provide Peazazz® and Peazac®.  The properties of Peazac® differ from those of Peazazz®, including a lower protein content in Peazac®.  Recommended food applications for Peazac® include plant based meat analogue products, bar products, baked goods, vegan and vegetarian foods and gluten free foods.  Like Peazazz® pea protein, Peazac® pea protein is dairy-free, soy-free, gluten-free, GMO-free and does not require allergen labelling.

 Pea Protein Production

Current production of pea protein products in the market involve the use of either a dry fractionation process or a combination of both dry and aqueous fractionation processes.  Mechanical separation from a dry fractionation process is used to produce pea protein flours and concentrates, which contain a lower protein content.  An aqueous fractionation process is used to produce pea protein isolates with higher protein content ideal for use in human food and beverage applications.  Current methods of production often result in a pea protein that retains its vegetable off-flavour, insoluble in solution and imparts undesirable color and aroma into food applications. Burcon has developed and filed applications to obtain patent protection for novel processes allowing for the production of uniquely soluble pea proteins with clean flavour characteristics suitable for various food and beverage applications.

Pursuant to the terms of the Merit License and Production Agreement (see "Material Contracts"), Burcon has licensed its Peazazz® pea protein and its canola protein technologies to Merit Foods, on an exclusive basis, to use, market and sell the products that use the pea and canola technologies.  Under the Merit Licence and Production Agreement, Merit Foods is the primary party responsible for the commercialization efforts for Burcon's pea and canola protein products, including:

  Developing the necessary process engineering for scaling up the production of the pea and canola products;

  Developing applications for the pea and canola products; and

  Designing, building and commissioning an initial production facility to manufacture the pea and canola products.

 During the term of the license under the Merit License and Production Agreement, Burcon will continue to refine its protein extraction and purification technologies for pea and canola proteins in its Winnipeg Technical Centre.

 On May 4, 2020, Burcon announced that Merit Foods is expanding production capacity at its state-of-the-art protein production facility currently under construction in Winnipeg, Manitoba.  Merit Foods is building a 94,000 square foot production facility to produce high-quality pea and canola proteins.  The facility is expected to be completed in Q4 2020.

Canola

Canola is the North American name for the enhanced variation of rapeseed first developed and introduced in 1974 when a Canadian researcher bred a "double low" variety of rapeseed with reduced levels of the two negative elements naturally occurring in rapeseed: erucic acid and glucosinolates.  This type of rapeseed is known in Europe and parts of Asia as rapeseed or oilseed rape and has become the world's second largest oilseed crop. The growth of rapeseed as an international crop can be attributed to three factors: the ability to grow rapeseed in temperate climates; favourable production costs; and a beneficial fatty acid profile for the oil, which is high in monounsaturates.

Each canola plant produces yellow flowers which produce pods that are similar in shape to pea pods and about 1/5th the size.  Within the pods are tiny round seeds that are crushed to obtain canola oil.  After the oil is removed through processing at a canola crushing plant, the remainder of the seed (approximately 60% by weight) is canola meal.  Canola meal is the raw material from which Burcon intends to extract protein commercially to produce Puratein® canola protein, Supertein® canola protein and Nutratein® canola protein.  Canola meal is comprised of approximately 35% protein.  Canola meal is in abundant and relatively inexpensive supply and is sold almost exclusively as an animal feed ingredient; however, its protein value, even in feed applications, is limited by the presence of a large amount of fiber and other anti-nutritional factors naturally present in canola seed.  Burcon's extraction process separates the protein from the fiber and from most of the naturally occurring anti-nutritional factors.

In the past, numerous attempts have been made at finding an economically viable method to extract canola protein from canola meal.  There is a significant amount of scientific publications describing various methods to do so, most of which publications also underscore numerous reasons for the scientific interest in obtaining canola protein isolate, including, amongst others: a unique amino acid profile, rich in sulfur containing amino acids; an abundant source of protein; and two distinct protein fractions.  However, none of the existing technologies described in the scientific literature is commercially applied at present. Major drawbacks of the existing technologies, which often use alkaline extraction followed by isoelectric precipitation, include the insufficient purity of the canola protein isolate, unacceptable colour and taste of the canola protein products as well as the resulting protein's limitations regarding functionality.  Phenolics that are naturally present in canola oxidize readily in alkaline conditions causing dark coloration of the final protein product.

Burcon's canola protein extraction process does not use harsh chemicals but rather is based primarily on making use of physical separation and purification techniques. At the core of Burcon's canola protein production process is a micelle formation step, which separates the two naturally occurring proteins in canola: napin and cruciferin.  Processing of these two fractions results in the cruciferin-rich canola protein isolate Puratein® canola protein and the napin-rich canola protein isolate Supertein® canola protein.  Burcon has also developed Nutratein® canola protein, which consists of a blend of the two fractions.

 Canola Protein

Potential nutritional applications for canola proteins include power shakes, protein bars, protein powders and any other concentrated protein supplement.

Based on the recommendations of the Joint Expert Consultation of the Food and Agricultural Organization ("FAO") and World Health Organization ("WHO") in 1989, the FDA and the FAO/WHO adopted in 1993 the PDCAAS as the preferred method for measuring the quality of a protein based on the amino acid requirements of humans.  The PDCAAS method for evaluating protein quality is based on the needs of humans.  The quality of a protein is based on the amino acid requirements of a 2 to 5 year old child, which is considered to be the most nutritionally demanding age group, other than infants.  After adjusting for digestibility, the protein quality rankings of a specific protein evaluated under the PDCAAS method are compared to a standard amino acid profile with the highest possible score being a 1.0.  A PDCAAS score of 1.0 means that, after digestion of the protein, it provides 100% or more of all the essential amino acids required.  Proteins with a PDCAAS of 1.0 include egg and cow's milk.

The PDCAAS scoring system has since been updated by the FAO/WHO/United Nations University ("UNU") in 2002, altering the reference amount of specific amino acids and also dividing the requirement by age groups of children 1-2 years and 3-10 years.  In the Report of a Joint FAO/WHO expert consultation on protein and amino acid requirements in human nutrition, the FAO/WHO/UNU came to the conclusion that previous reports considerably overestimated the protein requirements.  Despite the foregoing, the FDA has neither formally adopted the updated levels recommended in the 2002 report nor advised food companies to use these updated levels when calculating PDCAAS values.

Based on the PDCAAS method, the PDCAAS scores for Burcon's canola proteins are as follows:

Canola Protein	FAO/WHO 1989 mg/g protein (2-5 years old)	FAO/WHO/UNU 2002 mg/g protein (3-10 years old)
Puratein®	0.60	0.72
Supertein®	0.71	0.91
Nutratein®	0.90	1.00

Burcon's canola protein has a score in the range of 0.60 to 0.90 under the 1989 FAO/WHO pattern and a score in the range of 0.72 - 1.00 under the 2002 FAO/WHO/UNU pattern, suggesting that Burcon's canola protein is a good quality protein source.

 Puratein® Canola Protein

Puratein® canola protein's key functionalities are emulsifying, gelling and binding.  Puratein® canola protein has potential in a wide variety of food types.

Puratein® canola protein is a canola protein isolate comprised mainly of globulin proteins. The functional properties of Puratein® canola protein include emulsification, gel formation, thickening, formation of heat-stable foams, and water- and ingredient-binding. Applications for Puratein® canola protein include dressings and sauces, meat substitutes, baked goods and protein bars.  Puratein® canola protein has good taste characteristics with no off-flavours.

 Supertein® Canola Protein

Supertein® canola protein is a highly soluble canola protein isolate comprised principally of albumin proteins. The functional properties of Supertein® canola protein include solubility, the ability to form transparent solutions, foaming and nutrition. Applications for Supertein® canola protein include beverages, confectionery, aerated desserts, and protein bars, among many others.  Supertein® canola protein has a slightly sweet taste with no off-flavours.

The exceptional cysteine content of canola protein (rapeseed protein) has long been of interest to nutritional scientists.  A potential link between canola protein's high cysteine content and disease prevention has been reported in a study in the British Journal of Nutrition entitled "Rapeseed protein inhibits the initiation of insulin resistance by a high-saturated fat, high-sucrose diet in rats" by Mariotti F., Hermier D., Sarrat C., Magné J., Fénart E., Evrard J., et al 2008 Nov; 100(5):984-91.  The study's aim was to determine whether rapeseed protein, described by the study's authors as "an emergent cysteine-rich protein" could inhibit the onset of the metabolic syndrome.  The main finding of the study "is that rapeseed protein substituted for milk protein inhibited the onset of insulin resistance in rats fed the high-saturated fat, high-sucrose diet".  The authors further noted that rapeseed protein mitigated certain factors associated with metabolic syndrome: "The study's result highlights the importance of the type of protein as a major component of diet quality, in terms of cardiovascular and diabetic risks."Supertein® canola protein is rich in sulfur-containing amino acids and particularly rich in cysteine.  The typical cysteine content of Burcon's Supertein® canola protein is nearly double that of whey protein, which is recognized for its high cysteine content. The findings in the study reported in the British Journal of Nutrition suggest that Supertein® may have potential applications in the prevention of metabolic syndrome.

Nutratein® Canola Protein

Nutratein® canola protein is comprised of a mixture of globulin and albumin proteins.  Nutratein® canola protein is a fine powder that has good solubility across a broad pH range.  Nutratein® canola protein has an excellent amino acid profile and its PDCAAS score makes it an excellent choice for use in nutritional supplements, meal replacement products, protein bars, plant-based meat-analogue products, high protein foods, baked goods and beverages.  Nutratein® canola protein is bland in taste with no off-flavours.

Pea Protein/Canola Protein Blends

 Burcon has developed proprietary blends of its pea protein products and canola protein products for applications where improved protein nutritional value is desired compared to the use of pea proteins alone or canola proteins alone.  In addition to their nutritional value, these blend products, marketed as Nutratein® blend products, have excellent functional attributes.  The blends are proprietary plant protein products providing improved protein nutrition that may be used as a convenient alternative to both high protein nutrition animal protein products and soy protein products.

 On May 23, 2019, Burcon announced the development of the pea protein and canola protein blends Nutratein-PS™ and Nutratein-TZ™.  These blended products have exceptional functional characteristics and nutritional value.  Nutratein-PS™ is a blend of Peazazz® pea protein and Supertein® canola protein, having clean flavour and high solubility, intended for use in products such as dairy alternative beverages.  Nutratein-TZ™ is a blend of Peazac® pea protein and Puratein® canola protein, having functional properties that make it ideally suited for use in plant-based meat analogue products such as veggie-burgers or veggie-sausages.

Soy

According to the Soyfoods Association of North America, the soybean was introduced to North America around the 1760s.  Today, soybeans are the largest oilseed crop in the world with Brazil being the largest producer of this crop, followed by the United States, Argentina and China. Soybeans are similar in size and colour to peas and are primarily cultivated for their oil and protein. Soybeans are the largest single source of edible oil and accounted for approximately 59%* of the world's total oilseed production in 2019. In addition to being a source of oil and protein, soybean meal is used in animal feed for the production of meat and eggs.  Soy flour is used in the commercial baking industry while soy hulls are processed to make breads, cereal and snacks.

Each soybean is comprised of approximately 40% protein, 35% carbohydrate (including fiber), 20% oil, and 5% ash.

 Soy Protein

Commercially sold soy protein is available in predominantly three forms: soy flour, soy concentrates and soy protein isolates.  After cracking and dehulling the soybean, soy processors roll them into flakes.  Oil from the soybean flakes is removed and then the flakes are dried.  The defatted flakes are then further processed into soy protein.

Soy protein isolate is the purest of the three forms of soy protein and contains over 90% protein, on a moisture free basis.  Soy protein isolates are relatively neutral in flavour and odour and are used primarily by the food industry.  Today, soy protein isolate is used in a variety of food applications, including as a protein replacement for dairy proteins in food or in products such as protein shakes, power bars, soups and sauces, meat analogs, breads and baked goods.  Soy protein isolates are desired by food manufacturers for their functional applications.  These applications include the ability to emulsify, whip, bind and add viscosity to foods.

In addition to its functional attributes, soy protein isolate provides nutritional enhancement to foods.  Soy protein contains all the essential amino acids required for human nutrition.

Numerous studies have been conducted on the health benefits of soy protein.  In October 1999, the FDA approved a health claim for soy protein and its role in reducing the risk of coronary heart disease.  In March 2015, after a meta-analysis of scientific studies, Health Canada's Food Directorate concluded that scientific evidence exists to support a health claim about soy protein and blood cholesterol lowering. The evidence supports a direction of effect towards a reduction in total and LDL cholesterol levels when soy protein is consumed.

* Source: www.soystats.com

The quest for healthier lifestyles has led consumers to search for healthier alternatives to animal protein.  The FDA's and Health Canada's approval of a health claim for soy protein has fuelled soy protein's increasing popularity and general acceptance among consumers.  These factors, along with the desire by consumers for food producers to find eco-friendly ways to produce food for humans, are expected to sustain market demand for soy protein isolates.  Burcon intends to participate in this growing market through its CLARISOY® soy protein.

 CLARISOY®

In November 2008, Burcon announced that it had developed a soy protein which it branded as CLARISOY®. Burcon has developed technologies to extract and purify soy protein from a variety of soy materials.  These technologies encompass various processes to produce CLARISOY® soy protein.  A number of different processes are used to produce CLARISOY soy protein specific for certain applications ranging from soluble and transparent beverages with a pH of 4.0 and below to neutral beverages with a pH of 7.0 or higher.  CLARISOY® is specifically designed to enable beverage manufacturers to meet the demand for great-tasting, nutritionally enhanced beverages targeted to the ever-growing number of health and wellness minded consumers.

ADM is currently marketing CLARISOY® as an economical, high-quality plant-based dairy alternative that provides greater cost stability and comparable nutrition.  Food and beverage manufacturers who are looking to manage cost and product margins should be able to rely on CLARISOY® soy protein as a reliable source of plant-based protein with uncompromising taste, nutrition and performance.  CLARISOY® soy protein is expected to be an ideal protein ingredient to replace or partially replace dairy protein in food, drinks and snacks without affecting taste.    Potential applications for CLARISOY® include: sports nutrition beverages, dairy alternative yogurts and cheeses, powdered beverage mixes, coffee creamers and in numerous other foods and nutritional products.

Based on the PDCAAS method, Burcon's CLARISOY® soy protein has a score of 0.98 and 1.00 under the 1989 FAO/WHO pattern and the 2002 FAO/WHO/UNU pattern, respectively, suggesting that Burcon's CLARISOY® soy protein is a good quality protein source.

 Soy Protein Production

Pursuant to the terms of the ADM License and Production Agreement (see "Material Contracts"), Burcon has licensed its CLARISOY® soy protein technology to ADM, on an exclusive basis, to use, market and sell the products (the "Soy Products") that use the CLARISOY® technology.

During the term of the license under the ADM License and Production Agreement, Burcon will continue to refine its protein extraction and purification technology for soy protein in its Winnipeg Technical Centre.

   On March 6, 2014, Burcon announced that it received written notice from ADM that ADM intends to expand to full-commercial scale production of CLARISOY® soy protein pursuant to the License and Production Agreement ("Full Commercial Production").    On November 8, 2016, Burcon announced that ADM had successfully commissioned the first full-scale CLARISOY® production facility.

Research and Development

Burcon has designed and built a semi-works production facility, complete with an analytical laboratory, for the development and production of proteins from various plant sources.  On January 29, 2013, Burcon announced that it had commenced building a Peazazz® semi-works production facility to produce Peazazz® pea protein at commercial scale in Winnipeg, Manitoba.    On June 25, 2013, Burcon announced that it had completed, on schedule, the construction of its new semi-works plant in Winnipeg for Peazazz®.  The Peazazz® semi-works plant utilizes commercial-scale equipment and is capable of producing the tonnage amounts required by food and beverage makers looking to conduct full-scale market evaluations of Peazazz® in their consumer products.  Start-up and commissioning of the plant was completed in August 2013.  During fiscal 2020, the semi-works plant continued to produce samples to support the commercialization of Burcon's pea and canola proteins by Merit Foods, as well as conduct work required to support Burcon's joint development agreement with Nestlé and Burcon's intellectual property portfolio.

Burcon has over 20 years of experience in developing high-quality vegetable protein ingredients and has successfully developed CLARISOY® soy protein and is developing Peazazz® and Peazac® pea proteins, three unique canola proteins, Supertein®, Puratein® and Nutratein® canola proteins and other specialty proteins such as flax and hemp.  After years of research on developing these products and the associated extraction technologies and in running large-scale pilot operations to a standard that meets Burcon's expectations of commercial quality, Burcon has amassed significant experience and know-how.

Objectives

For fiscal 2021, Burcon's main objective will be to support Merit Foods to complete the construction of and then to commission and operate Merit Foods' state-of-the-art pea and canola protein production facility currently under construction in Winnipeg, while also supporting Merit Foods in market development activities for its protein products.

Burcon's activities will include:

• working with Merit Foods and Merit Foods' third-party suppliers to construct and commission phase one of Merit Foods' production facility, where Merit Foods will produce Burcon's pea and canola proteins;

• continuing to operate the semi-works facility to produce sample protein products to support the business of Merit Foods, including supplying food and beverage makers with commercial quantities sufficient for product development, consumer trials and in some cases, regional product launches;

• conducting further research to develop additional applications for Peazazz® and Peazac® pea protein Supertein®, Puratein® and Nutratein® canola proteins and blends into food products;

• continuing to file patent applications to protect the Peazazz® pea protein extraction process as well as the composition of Peazazz® pea protein and applications for Peazazz® pea protein into food products; and

• support Merit Foods in pursuing regulatory approval of Burcon's Supertein®, Puratein® and Nutratein® canola proteins in Canada and Europe.

In addition, Burcon will also:

• expand the production capacity of the semi-works facility to produce sample products in sufficient amounts for major food and beverage companies to conduct product development trials and limited product launches;

• implement a food safety program at its semi-works facility that meets or exceeds the safety requirements for food ingredients of major food and beverage companies;

• continue to refine its protein extraction and purification technologies, develop new technologies and related products;

• further strengthen and expand its core intellectual property portfolio;

• explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon's intellectual property portfolio and business initiatives;

• pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for Burcon's other specialty proteins into their products; and

• pursue activities to support the expansion of Burcon's investor base, particularly from the US investment community, by raising awareness about Burcon through various media channels, analyst coverage and investor relations.

Marketing Strategies

Burcon's Peazazz® and Peazac® pea proteins, Puratein®, Supertein® and Nutratein® canola proteins, Nutratein® pea protein/canola protein blend products and CLARISOY® soy protein are expected to compete with soy, whey, milk and egg proteins in the expanding global multi-billion dollar protein ingredient market.  Burcon's proteins are expected to specifically compete with whey protein isolates, casein/caseinates and dried egg-white as well as with existing traditional soy and pea proteins.

Food Business News reported the following average prices for the major protein ingredients that Burcon expects its products to compete with:

Whey protein isolate	US $5.10 /pound[1]	CDN $15.75 /kg. [2]
Casein/caseinates	US $3.95 /pound[3]	CDN $12.20 /kg. [2]
Dried Egg-white	US $4.95 /pound[3]	CDN $15.29 /kg. [2]

Soy and pea protein prices are not readily available to the public.  However, through discussions with industry participants and market data research, Burcon management estimates that soy protein isolate and pea protein isolate prices are approximately as follows:

Soy protein isolate	US $3.50 /pound	CDN $10.81 /kg.[2]
Pea protein isolate	US $4.20 /pound	CDN $12.97 /kg. [2]

Notes:

1. Price based on last available listing in Food Business News (November 22, 2011 edition).  There is no current available price listing for whey protein isolate (90% edible).

2. Conversion into Canadian dollars made by Burcon, based on Bank of Canada exchange rate of C$1.00 = US$0.7135 on May 22, 2020.

3. Prices based on the May 12, 2020 edition of Food Business News for the week ending May 8, 2020.

Burcon expects Merit Foods to develop the sales and marketing strategies for Peazazz® and Peazac® pea proteins, Puratein®, Supertein® and Nutratein® canola proteins and Nutratein® pea protein/canola protein blend products.    Burcon expects the average selling price of Peazazz® pea protein to achieve an average price level that would equate to a premium over current pea pricing and at a discount to some animal-based proteins.  Burcon expects the cost to produce Peazazz® pea protein to be materially consistent with the cost to produce traditional pea protein isolates.

Pursuant to the ADM License and Production Agreement, ADM has the sole discretion in developing the sales and marketing strategies for CLARISOY® soy protein. Given ADM's extensive experience in the sale and marketing of soy protein products, Burcon expects that CLARISOY® will be strategically priced amongst ADM's current product portfolio and other competing protein products in the global market.

Plant Protein

According to Markets and Markets, the overall plant protein ingredients market accounted for US$18.5 billion in 2019 and is expanding at a CAGR of 14% to reach a value of $40.6 billion by 2025. Protein is a macro-ingredient that has gained a strong consumer acceptance in food and beverage products.  Rising consumer demand for healthy and nutritious product offerings in addition to the increase in purchasing power are driving the growth of the protein ingredient market.

Plant-based protein ingredients include soy, pea, rice, wheat, canola, flax, safflower, hemp and potato.  Soy protein continues to dominate the plant-based protein ingredients market.  However, Global Market Insights estimates that the pea protein ingredients market may see the highest gains in the coming years, with pea protein isolate registering a rate of 13% CAGR through 2026.

Plant proteins continue to experience significant sales growth in North America and Western Europe for a variety of reasons. Changing demographics is one reason for this trend as nutrition-conscious baby boomers become aware of the health benefits of protein in general and, more specifically, of the benefit of plant proteins over certain animal proteins. Food manufacturers in turn are motivated by simple economics to prefer inexpensive plant proteins over their more costly animal counterparts.

Health concerns caused by African swine flu, E. coli, Asian bird flu, mad cow disease and most recently, COVID-19 have provoked consumer concern that animal-based protein products may be unsafe. Consumers have begun to question the role of livestock agriculture in the spread of animal and human pandemics.  Moreover, as a result of African swine flu as well as supply chain issues directly resulting from COVID-19, the world is currently experiencing meat shortages, which has led to higher prices on many animal protein products.  Consumers faced with animal protein shortages may begin to explore plant-based protein options such as meat substitutes.  This shift in consumption behaviour could be significant and lasting well beyond the pandemic.  As a result, COVID-19 appears to be providing an unexpected boost to plant-based protein consumption.

Near-vegetarians, also called flexitarians, a growing group of consumers who choose meatless meals regularly but not exclusively, are also contributing to the trend favoring plant proteins. Responding to this new demographic, food manufacturers are taking advantage of the functional merits of plant proteins to create meat-free, high-protein foods.

While the demand for plant proteins is being driven by the health and wellness trend in the developed world, a possibly even larger force shaping the global protein ingredient industry is the growth of the middle-class consumer in the developing world.  During the past number of years, there has been a marked increase in demand for, and the price of, all protein ingredients.  The growth of the middle class in the BRIC countries (Brazil, Russia, India and China) has been noted by many observers as being the key factor in that demand increase. As consumers evolve from a subsistence living to earning incomes where - in their respective countries - they can be classified as middle class, they invariably spend a large portion of their new income on food.

Casein and whey, the two major dairy protein ingredients, have experienced a decline in price in recent years due to surplus in the global supply.  This, in turn, has pressured major soy protein producers, led by Solae LLC, now DuPont, to lower the price of their soy proteins in order to compete with the dairy protein ingredient suppliers.  Dairy prices have since stabilized and the market is beginning to see an uptrend in prices as stronger global demand meets the supply surplus.

Wellness consumers are not only looking for products using plant-based ingredients but are also becoming more aware of the "what's in" and "what's not" trends in their food and beverage products.  The "free-from" trend is an extension of the health and wellness trend, where consumers are seeking out products which use ingredients that are, for example, free from major allergens, artificial flavours, genetically modified organisms (GMO) or pesticides and herbicides.  There are an increasing number of product launches with claims such as "dairy-free", "soy-free" and "gluten-free".  More often than not, consumers are now checking the nutrition label and ingredients list on a product before making a decision to buy it.

In addition to the health and wellness trend in the developed world and the expanding middle class in the developing world, plant proteins are gaining popularity from the recognition that they offer a more environmentally friendly alternative to animal derived proteins.  Consumers are considering the environmental footprint a product makes when making their purchase decisions.  Production of animal proteins is viewed as less "environmentally economic" when compared to the production of plant proteins.  Producers must feed plant protein to animals in order to produce animal proteins and animals are not efficient converters, pound for pound, of the proteins they consume.  There is also a growing awareness of the large amount of greenhouse gases generated globally through livestock production.  As a result of these factors, consumers are looking to food manufacturers to find more eco-friendly ways to produce food for humans.

 Pea Protein

Rising consumer demand for non-GMO and non-allergenic plant-based proteins has put pea protein into the spotlight in recent years.  Pea protein is versatile and contains an excellent amino acid profile making it an ideal protein source for many product applications, including dairy alternative and meat substitute applications.  The global pea protein market is expected to reach US$1.4 billion by 2025, growing at a CAGR of 12.3%.

The following chart illustrates the annual global production of dried peas (in tonnes) from 2012 to 2018 as estimated by the FAO:

	2012	2013	2014	2015	2016	2017	2018
Canada	3,340,800	3,960,800	3,810,100	3,200,700	4,835,900	4,112,200	3,580,700
United States	499,042	708,510	778,140	829,303	1,259,260	643,880	722,530
Western Europe	733,239	663,378	731,859	991,073	886,043	1,126,217	851,480
Asia	2,206,273	2,315,935	2,478,859	2,375,862	2,368,803	2,852,081	2,775,276
World	10,563,679	11,236,845	11,650,440	11,875,021	14,927,396	16,179,523	13,534,166

All figures in tonnes

Global production of dried peas in 2018 was estimated at 13.5 million tonnes, down 16.6% from 2017 with Canada being the largest producer in the world at 3.6 million tonnes.  A portion of peas are further processed into different components: proteins, fibres and starch.  The separation of pea components can be based on a dry-milling or an aqueous separation process and the use of organic solvents is not required.

Burcon management believes that a small fraction of the global production of dried peas is further processed into pea protein concentrates and pea protein isolates.  Major producers of pea protein have expanded their production capacity to meet the growing demand.  Current pea protein demand outweighs supply and has led to higher prices. The unique functionality of Burcon's Peazazz® pea protein and its clean flavor profile could be major factors in expanding and growing the vegetable protein market.

Canola Protein

The initial market for Puratein®,  Supertein® and Nutratein® canola proteins is anticipated to be food and nutrition processors that target: the baking industry; plant-based meat analogue manufacturers (E.g. veggie-burgers); beverage processors (non-dairy fortified drinks); sport nutrition manufacturers; and prepared foods manufacturers incorporating whole egg, dried egg white or certain dairy proteins.

The overall strategic intent is to build Nutratein®, Puratein® and Supertein® canola proteins as global products.  Merit Foods is working with food and beverage manufacturers to establish the value of all three of Burcon's canola proteins in potential market applications.

Pea Protein/Canola Protein Blends

Burcon's proprietary pea protein/canola protein blend products are unique products that combine excellent functionality with improved nutritional value.  These products are a convenient replacement for high protein nutrition animal protein products (eg.  whey, casein, egg-white) and soy protein products and should allow the use of Burcon protein products in applications where the use of canola or pea protein product alone would be limited by their nutritional value.

 Soy Protein

Reports and Data estimated that in 2018, the global soy protein market was valued at US$9.7 billion and is projected to reach about US$16.6 billion by 2026, growing at a CAGR of 6.9%.  Despite the slowing growth of soy protein in new products, soy-based meat alternatives continue to dominate the market with 48% market share of the meat substitute market.  Soy protein in dairy replacement segments continue to grow at a CAGR of 7.8%.

As discussed above, ADM has the sole discretion in developing the sales and marketing strategies for CLARISOY® soy protein pursuant to the License and Production Agreement. Given ADM's extensive experience in the sale and marketing of soy protein products, Burcon expects that CLARISOY® will be strategically priced amongst ADM's current product portfolio and other competing protein products in the global market.

Intellectual Property

 Patents

In October 1999, Burcon acquired the shares of Burcon-MB.  At the time of the acquisition, Burcon-MB held patents and applications covering the protein micellar mass process for extracting and producing a canola protein isolate.  Since the acquisition, Burcon has focused on developing its protein extraction and purification processes and seeking patent protection for its developments.  Through Burcon-MB, Burcon has filed patent applications in various countries over its inventions.  Burcon's patent applications can be grouped into three categories:

• applications to protect additional novel protein extraction and purification technologies;

• applications to protect the uses of Puratein®, Supertein® and Nutratein® canola proteins, CLARISOY® soy protein, Peazazz® pea protein, and other plant proteins, for example, as functional food and beverage ingredients; and

• applications to protect the "signature characteristics" of Puratein®, Supertein® and Nutratein® canola proteins, CLARISOY® soy protein, Peazazz® and Peazac® pea proteins and other plant proteins.

As of the date of this AIF, Burcon's patents and patent applications cover over 50 distinct inventions.  Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization.  As at the date of this AIF, Burcon holds 287 issued patents in various countries, including patents covering composition of matter and a number of key processes and uses of Burcon's products as functional food and beverage ingredients, 70 of which have been issued in the U.S.  Burcon holds patents or has filed patent applications in: Australia, Brazil, Canada, China, Hong Kong, India, Japan, the European Union, Mexico, New Zealand, Russia, South Africa, South Korea and the United States.  Burcon currently has over 255 patent applications that are being reviewed by the patent offices in various countries, 43 of which are U.S. patent applications.

 Granted U.S. Patents

Burcon holds 70 issued patents in the United States relating to soy protein, canola protein, flax protein and pea protein.  Although the initial protein micellar mass canola protein isolate patents acquired from Burcon-MB expired in 2016 and 2017, Burcon holds patents covering improvements made by Burcon to the protein extraction and purification technologies.  These new inventions include:

Soy

  processes to extract and purify soy protein from various soy material to produce soy protein products that are soluble in acidic medium and produces heat stable solutions suitable for protein fortification of sport drinks and other beverages;

  use of soy protein products in acidic beverages and other products;

  protection covering the composition and signature characteristics of Burcon's CLARISOY® soy protein;

  alternative processes for producing soy protein products;

Canola

• technologies for improving the quality of input meal prior to the purification and extraction process, to result in better protein quality and higher protein yield;

• process improvements to produce canola protein isolate efficiently and to obtain higher yields of canola protein isolate;

• processes for reducing phytic acid in the production of protein isolates from oilseed meals.  Phytic acid is a naturally occurring anti-nutritional component found in oilseed meals such as canola meal and soybean meal;

• protection covering important processing conditions for producing Supertein® canola protein as well as for the preparation of a highly refined Supertein® canola protein and product characteristics;

• protection covering the composition of the dominant species of protein in Burcon's Puratein® canola protein.  Puratein® is a cruciferin-rich canola protein isolate comprised principally of globulin proteins, allowing it to have unique functional qualities;

• protection covering the process for producing Nutratein® canola protein and the use of Nutratein® canola protein in food compositions;

• processes to improve the final colour profile of Puratein® canola protein and Supertein® canola protein;

• applications for the uses of canola protein as a functional food and beverage ingredient;

• the use of canola protein as a flavour enhancer in a food product;

• alternative processes for producing canola protein isolates;

• protection covering the process for producing protein isolates using mustard seed as a starting material;

Pea

• pea protein product having signature characteristics, including properties in low pH solution;

• protection covering the processes for producing pea protein isolates having reduced astringency in low pH solutions; and

Flax

• processes for the production of flax protein isolates with unique protein profiles.

 Patent Strategy

Burcon believes that it has developed a dynamic patent portfolio by seeking protection for new technologies as well as further protecting current technologies.  In addition, Burcon has filed patent applications to cover alternative extraction technologies, which, in Burcon's opinion, would not be commercially viable.  Such filings have been made as part of Burcon's defensive strategy to gain as much protection in the protein extraction and purification space as possible.  Burcon will continue its research and development to further refine its processes and make new discoveries.  The Company will continue to file additional patent applications to protect these discoveries.

In an effort to conserve cash resources, Burcon made the decision to abandon certain non-core canola patents and canola patent applications during fiscal year 2014 which it deemed to be non-essential or redundant for the purposes of achieving its strategic objectives by not paying annuities or maintenance payments when due.

 Trade-marks

Burcon has obtained trade-mark registrations for "Nutratein" and "Supertein" in Canada, as well as "Puratein", "Peazazz", "Peazac" and the slogan "A New World in Protein" in Canada and the United States.  Burcon has filed for trade-mark protection for "Nutratein-PS" and Nutratein-TZ" in Canada.

Burcon had previously obtained trademark registrations for "CLARISOY" in the United States and Canada.  In June 2011, Burcon and ADM entered into a trademark assignment and license agreement pursuant to which Burcon assigned its ownership of the CLARISOY® trademark to ADM.  In return, Burcon has obtained a worldwide, non-exclusive, royalty-free license to use the CLARISOY® trademark for corporate marketing and promotion of Burcon, conducting research or development of CLARISOY® soy protein products and compliance with the requirements of applicable law. Burcon also has the option to re-acquire the CLARISOY® trademark if the license under the ADM License and Production Agreement is terminated.

Burcon has granted Merit Foods a royalty-free non-exclusive license (the "Trademark License Agreement") to certain Burcon trademarks registered by Burcon in association with the products under the Merit License as long as the Merit License is exclusive.  Under the Trademark License Agreement, Merit Foods has granted Burcon a royalty-free non-exclusive license to use certain Merit Foods trademarks.  The term of the Trademark License Agreement will continue for so long as the Merit License is exclusive, provided that either party may terminate the Trademark License Agreement at any time for any reason with written notice to the other party of not less than ninety (90) days.

Facilities

Burcon's head office is located at 1946 West Broadway, Vancouver, British Columbia, Canada in leased office space.  Through Burcon-MB, Burcon leases the premises where the Winnipeg Technical Centre is located at market rental rates.  These premises are located at 1388 Waller Avenue, Winnipeg, Manitoba, Canada.  The lease will expire on August 31, 2021.  The premises include a 10,333 square foot facility in a light industrial park.  Burcon owns the equipment in this facility which includes tanks of up to 20,000 litre capacity, membrane systems, centrifuges, filter presses, various dryers and laboratory analytical equipment.  Burcon operates exclusively and independently within these facilities under the immediate direction of its management.  Certain services such as laboratory testing and analysis which cannot be conducted internally are contracted out as necessary.

 Personnel

As of March 31, 2020, Burcon-MB had 16 employees and/or contractors with varying degrees of technical expertise who perform the duties relating to the operation of the research laboratory and pilot plant in Winnipeg.  Additionally, as of March 31, 2020, Burcon had 5 employees and/or contractors responsible for accounting, legal, administration, corporate development, investor and public relations, legal and research and development activities who were predominantly located at Burcon's head office in Vancouver.

 Competitive Conditions

ADM has licensed Burcon's soy protein technology and has commissioned its first full-scale CLARISOY® commercial production facility.  On May 23, 2019, Burcon announced that it had signed the Shareholders Agreement with the JV Partners to form Merit Foods.  The business of Merit Foods is the commercial production, sales, marketing and distribution worldwide of Burcon's pea protein, pulse protein and canola protein products.  Merit Foods has licensed Burcon's pea and canola protein technologies.  See "General Development of the Business".

The protein ingredient market is a global industry dominated by a few relatively large participants.  Burcon recognizes that the selective use of alliances and partnerships can lower certain risks and can be the fastest and most profitable approach to maximizing revenues and cash flow.  With this understanding, Burcon entered into the ADM License and Production Agreement with ADM to commercialize Burcon's soy protein ingredients.  See "Material Contracts".

ADM is a public company with annual revenues of approximately US$64.7 billion (fiscal 2019).  It is a multinational company that produces among other things, ethanol, high fructose corn syrup, soy flour, soy protein concentrate, soy protein isolate and other specialty ingredients.  It is currently one of the world's largest processor of oilseed crops.

Burcon recognizes that, in addition to ADM, there are other large industry participants with significant resources that dominate the plant protein ingredient industry.  Two of the other major industry participants that sell plant protein ingredients to the food and beverage industries include Cargill Inc. ("Cargill") and DuPont.

Cargill is the U.S.'s largest private company with annual revenues of US$113.5 billion (2019).  Cargill is an international producer, marketer, processor and distributor of agricultural, food, financial and industrial products and is one of the world's largest canola crushers.

E.I. du Pont de Nemours and Company ("DuPont") (NYSE: DD), through its wholly-owned subsidiary DuPont Nutrition and Biosciences, is a world leader in soy-based proteins and specialty ingredients for the food, beverage, meat and nutritional products industries.  In June 2019, Dow Chemical and DuPont, after merging for two years, completed its dissolution forming three companies: Dow, DuPont and Corteva.  In December 2019, DuPont announced that its Nutrition and Biosciences ("N&B") business will be merging with International Flavors & Fragrances Inc. ("IFF")(NYSE: IFF)(Euronext Paris: IFF)(TASE: IFF) to form a global leader in high-value ingredients and solutions  for global Food & Beverage, Home & Personal Care and Health & Wellness markets, with estimated 2019 pro forma revenue of $11.2 billion and EBITDA of $2.6 billion, excluding synergies.  The new $45 billion company will be a major supplier of products including soy proteins, probiotics, enzymes and ingredients for creating scents and tastes for consumer products.  The new company will continue to be called IFF and based in New York. The merger is expected to complete by Q1 2021.

The pea protein industry outside of China is dominated by four major participants: Roquette Freres ("Roquette"), Cosucra Groupe Warcoing, Nutri-Pea Limited and Puris Foods.  Based in France, Roquette is a private company which produces more than 700 by-products from the starch extracted from corn, wheat, potatoes and peas.  It has grown to become the second largest producer of starch in Europe and fifth largest producer in the world.  Roquette is currently the largest participant in the pea protein industry.  In 2017, Roquette announced the construction of a $400 million pea protein facility in Portage la Prairie, Manitoba.  Construction was stalled for most of 2018 to include expansion plans and the completion date was pushed back from 2019 to 2020.  Now the near-$500 million pea protein facility, the largest in the world, is set to commission at the end of 2020 with an annual processing capacity of 125,000 tonnes of peas.  With the combined capacity of Roquette's pea protein plant in Vic-Sur-Aisne, France, Roquette will become the largest pea protein producer in the world.

Cosucra Groupe Warcoing is a Belgian group of independent companies dedicated to the development, production and promotion of natural ingredients from chicory and yellow pea.  Cosucra's line of products includes pea protein isolate, pea fibre, pea hull fibre and pea native starch.

Puris Foods, formerly World Food Processing, is another participant in the pea protein industry.  Puris has been processing pulse crops in Iowa, US, since 1985 and has recently expanded capacity to include downstream production of pea protein products.  In January 2018, Cargill entered into a joint venture agreement with Puris, with an initial investment of $25 million to expand the capacity of Puris' Turtle Lake, Wisconsin production facility.  In August 2019, Cargill invested an additional $75 million to more than double the capacity of Puris' existing 200,000 square-foot pea protein facility in Dawson, Minnesota.  Puris Foods is the largest North American producer of pea protein.

Based in Manitoba, Canada, Nutri-Pea Limited is a privately-owned company specializing in the manufacture of food ingredients derived from Canadian yellow field peas.  Nutri-Pea extracts fibre, starch and protein products from yellow field peas.  In 2018, Nutri-Pea Limited was acquired by G.S. Dunn Limited, an Ontario-based supplier of dry milled mustard products.

Rising commodity prices have had a noticeable impact on the global aquaculture and livestock farming sectors in recent years, as through their direct impact on feed costs as well as on energy costs.  These rising input prices have in turn been one of the factors that has increased the cost to produce animal proteins (egg protein products as well as the dairy proteins, casein and whey).  Burcon anticipates that under commercial production levels, it will be able to produce its plant protein isolates at a cost level which will make them significantly competitive with animal proteins.

Burcon offers a value proposition for both the multibillion-dollar oilseed crushing industry which produces enormous volumes of canola meal and soybean meal that currently sell as relatively low-margin animal feed.  Burcon has the technology and know-how to add value to these oilseed meals by extracting unique and potentially valuable food proteins. The unique nutritional and functional characteristics of Puratein® canola protein, Supertein® canola protein, Nutratein® canola protein, CLARISOY® soy protein and Peazazz® pea protein and Nutratein® pea protein/canola protein blend products differentiate them from the existing plant-based proteins (predominantly soy) as well as from the existing animal based proteins (casein, whey and egg).  Burcon has also developed specialty proteins, including flax and hemp.  Burcon anticipates that all these unique attributes will make the proteins valuable to the food and beverage industry.

For the branded consumer product companies and food ingredient companies, the value proposition comes from both the novel properties of Burcon's proteins as well as the inherent first-mover advantage. Exclusivity through patent protection and the first-mover advantage could add significant value to Burcon's opportunity in an industry where first-movers dominate, and market share changes slowly.

See also "Risk Factors".

 Environmental Matters

Burcon's extraction processes use no harsh chemicals and emit no noxious odours or significant waste products.  Biodegradable, natural and/or recyclable input materials, end-products and by-products are used and, therefore, are expected to present no significant environmental risk.  As such, Burcon does not foresee any financial and operational effects of environmental protection or requirements on the capital expenditures, earnings and the competitive position of Burcon in the current financial year or in the foreseeable future.

Burcon's processes, as demonstrated to date, are expected to work equally well on input materials from both genetically modified ("GM") and non-GM sources.

 Regulatory Approval For Marketing CLARISOY®

Food-grade soy protein isolate first became available on October 2, 1959 with the dedication of Central Soya's edible soy isolate, Promine D, production facility in Chicago. An edible soy isolate and edible spun soy fiber has also been available since 1960 from the Ralston Purina Company in St. Louis, where they had originally developed the technology.  In 1987, Protein Technologies, Inc. ("PTI") became the world's leading maker of isolated soy protein and was subsequently acquired by DuPont.

Soy protein isolate is a highly refined or purified form of soy protein with a minimum protein content of 90% on a moisture-free basis. It is made from defatted soy flour, processed to provide a product which has had most of the non-protein components, fats and carbohydrates removed. Because of this, it has a neutral flavour and will cause less gas due to bacterial flatulence.

Soy protein isolates are mainly used to improve the texture of meat products, but are also used to increase protein content, enhance flavour, and as an emulsifier.

Pure soy protein isolate is used mainly by the food industry. It is sometimes available in health stores or in the pharmacy section of the supermarket. It is usually found combined with other food ingredients.

In 1995, the New England Journal of Medicine (Vol. 333, No. 5) published a report from the University of Kentucky entitled, "Meta-Analysis of the Effects of Soy Protein Intake on Serum Lipids." It was financed by the PTI division of DuPont, The Solae Company, St. Louis. This meta-analysis concluded that soy protein is correlated with significant decreases in serum cholesterol, Low Density Lipoprotein LDL (bad) cholesterol and triglyceride concentrations. However, High Density Lipoprotein HDL (good) cholesterol did not increase. Soy phytoestrogens (isoflavones: genistein and daidzein) adsorbed onto the soy protein were suggested as the agent reducing serum cholesterol levels. On the basis of this research, PTI, in 1998, filed a petition with FDA for a health claim that soy protein may reduce cholesterol and the risk of heart disease.

In October 1999, the FDA approved a health claim for soy protein and its role in reducing the risk of coronary heart disease.  Food manufacturers may label foods containing soy protein by stating that "Diets low in saturated fat and cholesterol that include 25 grams of soy protein daily may reduce the risk of heart disease. One serving of (name of food) provides __ grams of soy protein."  One serving (1 cup or 240 mL) of soy milk, for instance, contains 6 or 7 grams of soy protein.

In March 2015, after a meta-analysis of scientific studies, Health Canada's Food Directorate concluded that scientific evidence exists to support a health claim about soy protein and blood cholesterol lowering. The evidence supports a direction of effect towards a reduction in total and LDL cholesterol levels when soy protein is consumed. Foods containing soy protein may state on its label, "[Serving size] of (brand name) [name of food] supplies/provides X% of the daily amount of soy protein shown to help reduce/lower cholesterol."  The daily amount referred to is 25 grams of soy protein.  For example, "150g of tofu supplies 70% of the daily amount of soy protein shown to help lower cholesterol".

While soy proteins and soy protein isolates themselves have not been granted GRAS status by the FDA, they are widely used in food and nutritional applications including infant formula.  As a result, Burcon does not anticipate any regulatory process for its CLARISOY® soy protein.  However, there can be no assurance that the FDA will not require companies producing and selling soy protein isolates to meet additional regulatory requirements in the future.

 Regulatory Approval For Marketing Peazazz® and Peazac®

Peas were one of the earliest cultivated food crops and have a long history of safe consumption in human foods.  They are widely accepted and consumed as a vegetable in our daily diets.  Although pea protein is a relatively new vegetable-based protein ingredient, it is commercially available and used by the food industry.

Despite peas and pea protein being widely accepted and consumed, Burcon has, in the process of discussions with potential strategic partners, been informed by certain major food and beverage manufacturers that they require all of their procured ingredients to be GRAS approved to ensure consistent quality and safety in their end products.  On October 21, 2019, Burcon announced that it had received a GRAS (Generally Recognized As Safe) no-objection letter from the US Food and Drug Administration ("FDA") for its Peazazz® and Peazac® pea proteins.  Burcon had successfully obtained self-affirmed GRAS status for its Peazazz® and Peazac® pea protein products and had made its submission to the FDA for GRAS notification on June 15, 2018.  This "Letter of No Objection" is issued by the US FDA, after an extensive review of all of the scientific data submitted by Burcon, to confirm that the FDA has no questions or concerns regarding the safety of Burcon's pea protein ingredients.  Receipt of GRAS notification is a significant commercial milestone and is important for the acceptance and use of these proteins by global food and beverage companies.

As part of the Merit License and Production Agreement, Merit Foods is responsible for the production, marketing and sales of Burcon's pea, canola and the proprietary Nutratein® protein blends.  Merit Foods will be responsible for obtaining regulatory approval, if needed, in the geographical locations where it intends to market and sell Burcon's pea and canola products.

 Obtaining Regulatory Approval For Marketing Puratein®, Supertein® and Nutratein® Canola Proteins

Canola meal is currently used as a protein ingredient in dairy, beef, swine and poultry rations and is recognized for its consistent quality and value.  Canola meal's nutritional value, even in animal feed applications, is limited by the presence of a large amount of fiber and other anti-nutritional factors such as glucosinolates. Glucosinolates are the sulphur compounds that give mustard its sharp taste.  Analysis of Puratein® canola protein, Supertein® canola protein and Nutratein® canola protein conducted by independent testing laboratories has indicated very low levels of glucosinolates.  Puratein®, Supertein® and Nutratein® canola proteins have numerous potential applications, primarily as a food ingredient and as a personal care product ingredient.  See "Description of the Business".

As part of the Merit License and Production Agreement, Merit Foods is responsible for the production, marketing and sales of Burcon's pea, canola and the proprietary Nutratein® protein blends.  Merit Foods will be responsible for obtaining regulatory approval, if needed, in the geographical locations where it intends to market and sell Burcon's pea and canola products.

 United States

 Puratein® and Supertein® Canola Proteins

During fiscal 2008, Burcon, in conjunction with ADM, pursued regulatory recognition for Puratein® canola protein and Supertein® canola protein.

A substance may be "generally recognized as safe" or "GRAS" as a food ingredient based on two principles:  it is a prior sanctioned substance, meaning that it has been used in food before 1958; or it is determined to be GRAS by scientific experts based on scientific procedures.  Accordingly, because canola meal (and canola protein contained therein) does not have a history of safe use in human foods, the determination that Puratein® canola protein and Supertein® canola protein are GRAS must be based on scientific procedures.

Scientific studies were conducted during fiscal 2008 and based on those studies, Burcon and ADM prepared a dossier of data that included scientific information about canola, how canola is grown, handled and processed, Burcon's protein extraction process and finally, the intended uses of the proteins in foods and beverages.  A panel of qualified experts in the fields of food safety, toxicology, nutritional sciences, food allergies and pediatric nutrition reviewed the dossier to which it also had input and affirmed unanimously that the proteins are safe for their intended uses.  In October 2008, Burcon's Puratein® canola protein and Supertein® canola protein achieved self-affirmed GRAS status.

Substances that are GRAS under conditions of their intended use are exempted from the usual Federal Food, Drug, and Cosmetic Act ("FFDCA") food additive tolerance requirements.

For a substance to be GRAS, the scientific data and information about the use of the substance must be widely known and there is a consensus among qualified experts that the data and information establish that the substance is safe under the conditions of its intended use.

When a use of a substance does not qualify for the GRAS exemption, then the substance is considered to be a food additive under the FFDCA.  Use of the substance is subject to the premarket approval mandated by the FFDCA.  For a food additive, privately held data and information about the use of a substance are sent by the proponent to the FDA, which evaluates the data and information to determine whether the data and information establishes that the substance is safe under the conditions of its intended use.  If found unsafe, the FDA may take enforcement action to stop distribution of the food substance and foods containing it on the grounds that such foods are or contain an unlawful food additive.

A GRAS designation typically exists in one of three forms:

1. Self-affirmed. The manufacturer of the substance has performed all necessary research, including the formation of an expert panel to review safety concerns, and is prepared to use these findings to defend its product's GRAS status.

2. FDA-pending. The manufacturer has performed all the aforementioned due diligence, and submitted to the FDA for GRAS approval.

3. No comment. The FDA has reviewed a product's GRAS notification claim and responded with "no comment"; i.e., no further challenges on the product's GRAS status.

To enhance consumer acceptance of Puratein® canola protein and Supertein® canola protein, Burcon and ADM chose to pursue GRAS notification for Puratein® canola protein and Supertein® canola protein.  GRAS notification is a voluntary procedure whereby a company informs the FDA of its determination that the use of a substance is GRAS.

During fiscal 2010, Burcon's scientists collaborated with ADM in the preparation and review of the manuscripts for the publication of the toxicology studies conducted in fiscal 2008 as part of the GRAS self-affirmation process.  On August 20, 2009 and November 3, 2009, Burcon announced the publication of the Puratein® and Supertein® toxicology studies, respectively, in peer-reviewed journals.  The publication of these scientific studies forms a significant part of the GRAS notification process.

On January 19, 2010, Burcon announced that it had filed a formal notification in accordance with the FDA proposed regulation 62FR 18938, having determined, based on a review of the data referenced in the notification, that Burcon's Puratein® canola protein and Supertein® canola protein are GRAS for their intended use as an ingredient in a variety of food and beverage applications and in addition, that both substances are exempt from premarket approval requirements of the Food, Drug and Cosmetic Act (the "GRAS Notification").  In response to comments from the FDA, Burcon modified and resubmitted the GRAS Notification in February 2010.  In a letter dated April 1, 2010, the FDA formally acknowledged receipt of the GRAS Notification.

After the FDA acknowledges receipt of the GRAS notice, it then evaluates whether the submitted notice provides a sufficient basis for the GRAS determination and whether information in the notice or otherwise available to the FDA, raises issues that lead the FDA to question whether use of the substance is GRAS.  Following the evaluation and within 180 days, the FDA responds in one of 3 ways:

1. the FDA does not question the basis for the notifier's GRAS determination;

2. the FDA concludes that the notice does not provide a sufficient basis for a GRAS determination (for example, the notice does not include appropriate data and information, or because the available data and information raise questions about safety of the notified substance); or

3. the FDA has, at the notifier's request, ceased to evaluate the GRAS notice.

A substance is GRAS notified when, after reviewing the GRAS notification, the FDA responds with a no-objection letter if it is satisfied with the submission.

On August 30, 2010, Burcon announced that the FDA issued a no objection letter with respect to Puratein® and Supertein® canola protein.  This response indicates that the FDA has no objection to the conclusion that Puratein® and Supertein® are Generally Recognized as Safe (GRAS) among qualified experts for use alone or together as an ingredient in dairy products, grain products, fruit and vegetable juices and beverages, salad dressings, meal replacements and nutritional bars.

 Nutratein® Canola Protein

Burcon's Nutratein® canola protein production process results in a canola protein isolate that is rich in both of the two major storage proteins found in canola: napin and cruciferin.  Therefore, Nutratein® canola protein is a blended canola protein that consists of the napin-rich protein fraction (Supertein®) and the cruciferin-rich protein fraction (Puratein®) of canola.

 The FDA has issued a no objection letter with respect to Puratein® and Supertein® canola proteins.  This response indicates that the FDA has no objection to the conclusion that Puratein® and Supertein® are GRAS for their intended uses in human food.

 Burcon believes that, based on Puratein® and Supertein® being GRAS for their intended uses in human food, Nutratein® canola protein can also be affirmed as GRAS for its intended uses in human food applications.

Europe

 Puratein®, Supertein®, and Nutratein® Canola Proteins

Where a new ingredient has not been used to a significant degree in human food in the EU market prior to May 1997, the ingredient is regarded as a novel food ingredient and would be regulated under the 2018 Regulation (EU) No 2015/2283 concerning Novel Foods and Novel Food Ingredients.

Under the 2018 Regulation (EU) No 2015/2283, the definition of a novel food includes a description of the following:

- food consisting of, isolated from or produced from plants or their parts, except when the food has a history of safe food use within the Union and is consisting of, isolated from or produced from a plant or a variety of the same species obtained by:

  traditional propagating practices which have been used for food production within the Union before 15 May 1997; or

  non-traditional propagating practices which have not been used for food production within the Union before 15 May 1997, where those practices do not give rise to significant changes in the composition or structure of the food affecting its nutritional value, metabolism or level of undesirable substances;

  Burcon believes that Puratein® canola protein, Supertein® canola protein and Nutratein® canola protein fall into this category of novel food and may require regulatory authorisation from the European Commission in a process described below.

Before a food business can place a novel food on the European Union market, it must first submit a novel food application online to obtain authorisation from the European Commission.  If the novel food is liable to have an effect on human health, the Commission will request the European Food Safety Authority (EFSA) to carry out a risk assessment.  EFSA will adopt its opinion in nine months from the date of receipt of a valid application from the Commission.  Within the seven months from the date of the publication of the EFSA's opinion, the Commission shall submit to the Standing Committee on Plants, Animals, Food and Feed a draft implementing act authorising the placing on the market of a novel food and updating the Union list. Once the act receives a favourable vote from the Standing Committee and is adopted and published by the Commission, the novel food can be lawfully placed on the European Union market.

Merit Foods will therefore be required to meet all requirements prescribed under the EU's novel foods regulation for marketing Puratein® canola protein, Supertein® canola protein and Nutratein® canola protein.  Merit Foods is investigating the process for obtaining regulatory authorization from the European Commission for its canola proteins.  However, there is no assurance that the European Commission will approve the product or will not require further testing.

Canada

Puratein®, Supertein® & Nutratein® Canola Proteins

The manufacture and sale of Puratein®, Supertein® and Nutratein® canola proteins is subject to compliance with regulatory regimes in Canada that require a manufacturer to demonstrate a product's safety as a food.

These activities are governed by the federal Food and Drugs Act and Regulations, which are administered by the Food Directorate, Health Products and Food Branch of Health Canada, a Canadian government agency.  The Food and Drug Regulations require a manufacturer to notify the Food Directorate in writing of its intention to sell or advertise for sale of a novel food.

In Canada, Burcon believes that each of Puratein®, Supertein® and Nutratein® canola protein is considered a "novel food", meaning a food that does not have a history of safe use in humans or that has been manufactured by a process that has not been previously applied to it and which causes it to undergo a major change.

The regulatory pathway to product acceptance requires a submission of a Safety Assessment Data Package to Health Canada that includes details such as novel extraction process, nutritional, toxicology and allergenicity considerations.  The package must also include specific information on the novel food's intended use and directions for its preparation, as well as the text of all labels to be used in connection with the novel food.

The steps toward obtaining approval as a novel food include the following:

• preliminary consultation and meetings with Health Canada officials to review the characteristics and make-up of the product and obtain guidance on the Safety Assessment Data Package;

• toxicology tests conducted by recognized research and testing facilities to provide evidence of the safety of the product; and

• submission to Health Canada Food Directorate of a Novel Food Notification that includes a description of the product, its development and intended uses; details of the procedures for manufacturing; packaging and storing the product; information regarded expected levels of consumption; and results of the toxicology tests;

• safety assessment of the novel food by the relevant bureau of the Food Directorate and presented to the Food Rulings Committee for consideration; and

• Health Canada issues a no objection letter to the sale of novel food product as human food in Canada as specified in the notification.

Review of the Novel Food Notification by Health Canada will determine whether the toxicology test information is sufficient to establish safety of the product or whether any additional testing is required.  Merit Foods has begun the process for obtaining regulatory approval of Puratein®, Supertein® and Nutratein® canola proteins as novel foods in Canada.  However, there is no assurance that Health Canada will approve the product or will not require further testing.

 Regulatory Approval For Pea Protein/Canola Protein (Nutratein®) Products

Burcon believes that specific regulatory approval for the Nutratein® blend products is not required in jurisdictions where the individual components of the blend have already received regulatory approval.

Risk Factors

 Patents and Proprietary Rights

Burcon's success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of others or having others infringe on its rights.  Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization.  As at the date of this AIF, Burcon has been granted a total of 287 patents in various countries including patents covering composition of matter and a number of key processes for producing and using Burcon's soy, pea, canola and flax protein products as functional food and beverage ingredients.  Of those patents, 70 have been granted in the United States.  Countries in which Burcon holds issued patents or has filed patent applications are: Australia, Brazil, Canada, China, Hong Kong, India, Japan, the European Union, Mexico, New Zealand, Russia, South Africa, South Korea and the United States.  Currently, Burcon has over 255 patent applications that are being reviewed by the patent offices in those countries.

The patent positions of food processing and manufacturing businesses, including Burcon's, are uncertain and involve complex legal and factual questions for which important legal issues are largely unresolved.  For example, the coverage claimed in a patent application can be significantly reduced before a patent is issued.  There can be no assurance that Burcon's pending patent applications will result in the issuance of patents, that Burcon will develop additional proprietary products that are patentable, that any patents issued to Burcon will provide it with adequate protection or any competitive advantages, that such patents will not be successfully challenged by any third parties or that the patents of others will not impede Burcon's ability to commercialize its technology.  Furthermore, there can be no assurance that others will not independently develop products or technologies similar to Burcon's or, if patents are issued to Burcon, design around any patented products developed by Burcon.

Publication of discoveries in the scientific or patent literature often lag behind actual discoveries.  As a consequence, Burcon cannot be certain that it was the first creator of inventions covered by issued patents or pending patent applications or that it was the first to file patent applications for such inventions.  Moreover, Burcon might have to participate in interference proceedings declared by the United States Patent and Trademark Office or other proceedings outside the United States, including oppositions, to determine priority of invention or patentability.  An unfavourable outcome in an interference or opposition proceeding could preclude Burcon from selling products using the technology or require Burcon to obtain license rights from prevailing third parties.  There is no guarantee that any prevailing party would offer Burcon a license or that Burcon could acquire any license made available to it on commercially acceptable terms.  There can be no assurance that the patents that Burcon has received or may be able to obtain in the future would be held valid or enforceable by a court or that a competitor's technology or product would be found to infringe such patents.

Part of Burcon's intellectual property is in the form of trade secrets and know-how and may not be protected by patents.  There can be no assurance that Burcon will be able to protect its trade secrets.  To help protect Burcon's rights, Burcon requires its employees, consultants, advisors and collaborators to enter into confidentiality agreements.  There can be no assurance that these agreements will provide meaningful protection for Burcon's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

 Protection of Intellectual Property is Expensive

Burcon's future success and competitive position depends in part on its ability to obtain and maintain certain proprietary intellectual property rights used in its principal product candidates. Any such success may be achieved in part by prosecuting claims against others who it believes are infringing its rights and by defending claims of intellectual property infringement brought by its competitors and others.  Burcon's involvement in any such intellectual property litigation could result in significant expense incurred by Burcon, adversely affecting the development of product candidates or sales of such challenged product or intellectual property and diversion of efforts of Burcon's technical and management personnel, whether or not such litigation is resolved in Burcon's favour.  Some of Burcon's competitors may be able to sustain the costs of complex patent litigation more effectively than Burcon because they have substantially greater resources.  Uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Burcon's ability to continue its operations.  In the event of an adverse outcome as a defendant in any such litigation, Burcon may, among other things, be required to:

• pay substantial damages;

• cease the development, manufacture, use or sale of product candidates or products that infringe upon the intellectual property of others;

• expend significant resources to design around a patent or to develop or acquire non-infringing intellectual property;

• discontinue processes incorporating infringing technology; or

• obtain licenses to the infringing intellectual property.

No assurance can be provided that Burcon would be successful in such development or in the acquisition of non-infringing technology or that such licenses for such infringing technology would be available upon reasonable terms, if at all.  Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on Burcon's business and financial results.  If Burcon does not obtain such licenses, it could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.

Should third parties file patent applications, or be issued patents claiming technology also claimed by Burcon in pending applications, Burcon may be required to participate in interference proceedings with the United States Patent and Trademark Office, or other proceedings outside the United States, including oppositions, to determine priority of invention or patentability, which could result in substantial cost to Burcon even if the eventual outcome were favourable to Burcon.

In an effort to conserve cash resources, Burcon decided to abandon certain non-core canola patents and canola patent applications during fiscal year 2014 which it deemed to be non-essential or redundant for the purposes of achieving its strategic objectives.  In addition, Burcon continues to review its portfolio of patent applications on an on-going basis to ensure that it is meeting its objectives.

 The Timeline for Development and Commercialization of New Food Products Can Be Long

Burcon acquired the initial canola protein extraction technology from Burcon-MB in October 1999.  Since then, it has conducted research and development on a number of plant proteins.  On June 18, 2012, Burcon announced that ADM has begun commercial production of CLARISOY® soy protein. On December 17, 2015, Burcon announced that it expects ADM's first full-scale commercial CLARISOY® production facility to be operational by mid-2016.  On November 8, 2016, Burcon announced that ADM had successfully commissioned the first full-scale CLARISOY® production facility.  However, there can be no assurance that ADM will be able to sell a sufficient amount of CLARISOY® to provide meaningful royalties to Burcon.  On May 23, 2019, Burcon entered into the Shareholders' Agreement with the JV Partners to form Merit Foods.  Although Burcon has entered into the Merit License and Production Agreement, Burcon has not commercialized any of its pea or canola products, and accordingly, has not begun to market or generate significant revenues from the commercialization of these products.  There can be no assurance that any of its products will: meet applicable food regulatory standards; obtain required regulatory approvals in countries where such approvals have yet to be sought; be capable of being produced in commercial quantities at reasonable costs; or be successfully marketed; or that the investment made in such potential products will be recouped through sales or related royalties.  With the exception of CLARISOY® soy protein, none of Burcon's potential products are commercially available as a food ingredient for human consumption.    The rising popularity of pea proteins has resulted in more companies entering the market to produce pea proteins that could compete with Burcon's pea proteins.  Even if Burcon commercializes a product or products, its business strategy may not be successful.

 Burcon Has a History of Net Losses and Negative Operating Cash Flow and May Never Achieve Profitability

Burcon has accumulated net losses of approximately $98.4 million from its date of incorporation through March 31, 2020.  On December 19, 2012, Burcon announced that it had been notified by ADM of the first commercial sale of CLARISOY® soy protein produced by ADM.  However, Burcon has reported minimal royalty revenue during fiscal 2013 to 2020.  Although Burcon expects to receive royalty payments from ADM pursuant to the ADM License and Production Agreement, the magnitude of future royalty payments cannot be ascertained at this time.  In the absence of a definitive time for when sales of products will be significant, Burcon expects its accumulated net losses will increase as it continues to commercialize its products, its research and development and its product application trials.  Although Merit Foods has commenced construction of the production facility for Burcon's pea and canola proteins, the construction may be delayed or may not be completed on time.  Therefore, it may be some time before product sales of pea and canola protein will occur.  Burcon expects to continue to incur substantial losses for the foreseeable future.  Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability.

Burcon's ability to achieve and maintain profitability will depend on, among other things, the market's acceptance of any of its products that receive regulatory approval.  The commercial success of any of Burcon's products will depend on whether:

• they receive public and industry acceptance as a food ingredient and dietary supplement; and

• they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing which adequately exceeds Burcon's production (or business) costs.

 Market Conditions

During fiscal year 2020, Burcon completed the 2019 Rights Offering, issued the Convertible Debentures and completed the 2020 Offering.  Burcon has sufficient funds to operate until September 2022, assuming the Guarantee is released and the LC is terminated within the next twelve months. See "Material Contracts".  It may need to raise capital beyond this date in order to meet its business objectives.  However, the inherent risk in investing in companies such as Burcon may make it difficult for the Company to obtain capital and financing for its operations.  There can be no assurance that additional financing will be available on acceptable terms, if at all.

 Financing Requirements

Since acquiring Burcon-MB on October 8, 1999, Burcon has raised gross proceeds of approximately $102.4 million from the sale or issuance of equity securities.  Developing Burcon's products and conducting product application trials is capital intensive.  As at the March 31, 2020 balance sheet date, Burcon had approximately $15.0 million in cash and cash equivalents, of which $6.5 million has been utilized to secure the LC issued in favour of EDC.  See "Material Contracts".  Assuming the Guarantee is released and the LC is terminated in the next twelve months, management estimates that these cash resources are sufficient to continue the current level of operations until September 2022. Although Merit Foods has commenced construction of the production facility for Burcon's pea and canola proteins, the construction may be delayed or may not be completed on time.  Therefore, it will be some time before product sales of pea and canola protein will occur and for Burcon to receive any royalty revenues.  If Burcon does not receive sufficient royalties from ADM under the ADM License and Production Agreement, Burcon may need to raise additional capital to fund its objectives and operations beyond this date.  Additional financing may not be available on acceptable terms, if at all.  If Burcon raises funds by issuing more equity securities, holders of common shares will experience dilution.  If Burcon is unable to raise additional funds when it needs them, it may be required to delay, reduce or eliminate some or all of its development programs and some or all of its product application trials.  Burcon may also be forced to license technologies to others that it would prefer to develop internally.

 Product and Market Related Risks

The long-term success of Puratein®, Supertein® and Nutratein® canola proteins, CLARISOY® soy protein and Peazazz® and Peazac® pea protein and Nutratein® pea protein/canola protein blend products hinges upon market acceptance by food and feed ingredient manufacturers and suppliers in numerous product applications.  Although Burcon has formed Merit Foods with the JV Partners to commercialize Burcon's pea and canola proteins, the commercial products manufactured using Burcon's protein and extraction technologies must exhibit certain functional and nutritional characteristics to garner any market share in the industries that are targeted.  There can be no assurance that Burcon's products will meet industry standards.  Even though Puratein® , Supertein® and  Nutratein® canola proteins, CLARISOY® soy protein and Peazazz® and Peazac® pea proteins and Nutratein® pea protein/canola protein blend products may be found to be functionally acceptable in product applications, there is no assurance that they will obtain market acceptance and within a reasonable time frame.  Burcon's products have only been produced in small scale batches, and the majority of food or feed ingredient manufacturers will require a substantial testing phase and demonstration of consistent delivery and production capabilities for commercialization.  Although Merit Foods has commenced construction of the planned production facility for Burcon's pea and canola proteins, the construction may be delayed or may not be completed on time.  Therefore, it will be some time before product sales of pea and canola protein will occur.  Until large batches of products can be supplied, market acceptance of Puratein®, Supertein®, and Nutratein® canola proteins, and Peazazz® and Peazac® pea proteins and Nutratein® pea protein/canola protein blend products may be delayed.

There are many large companies in the marketplace that manufacture and produce mature and well-known protein ingredients that have been used for many years.  These companies also possess far greater financial, marketing and human resources than Burcon.  Products such as dried egg white and soy protein isolate have been used in the food processing industry for years with successful results.  These protein ingredients are proven to be functional, technologically sound, readily available and reliable.  Burcon recognizes that it must devote resources and energy over a long period of time to develop these markets as they tend to be quite conservative.  Food companies rely on taste, appearance and health appeal to sell their products and they are unlikely to accept even a lower priced product without comparable or superior functionality.  Major companies in the food processing industry have invested hundreds of millions of dollars in brand and product development and will avoid ingredients or processes that may be of questionable or unproven benefit.

 Consumer Acceptance

There is a continuing public issue regarding food products derived from genetically modified organisms ("GMOs"). Genetic modification, where a plant's genetic makeup is altered by insertion, deletion or reversal of genes, often from an entirely different organism, should not be confused with traditional plant breeding techniques which have been used for generations to selectively breed plants with desirable traits. In fact, canola is a variation of rapeseed developed by Canadian plant breeders using traditional techniques.

The GMO debate centres on the issue of whether food products derived from GMOs pose potential health risks to consumers and/or the environment. Burcon's processes for extracting a protein isolate from canola meal and soy are equally effective with starting materials from either GM or non-GM sources and can also utilize oilseed meals other than canola or soy. Therefore, if Burcon chooses to use starting materials from a GMO source, the resultant protein isolate may be less acceptable to some consumers.

 Government Regulatory Approval

The approval, manufacture and sale of food ingredients in Canada, the United States and Europe, such as Burcon's products, are governed by regulatory regimes in those countries which require a manufacturer to be able to demonstrate a product's safety.  In order to obtain approval to market a product, a manufacturer may be required to undertake controlled research and testing, which will be subject to government review and approval.  There is a risk that government approval may not be received in a timely fashion or at all.  See "Obtaining Regulatory Approval for Marketing Puratein®, Supertein® and Nutratein® Canola Proteins".

 Rapid Technological Change

The food processing industry is subject to rapid and substantial technological change.  There can be no assurance that developments by others will not render Burcon's products or technology non-competitive or that Burcon will be able to keep pace with technological developments.

 Significant Competition

Technological competition among food industry participants is intense and is expected to increase.  Many competitors and potential competitors of Burcon have substantially greater product development capabilities and financial, scientific, marketing, and human resources than Burcon.  Other companies may succeed in developing products earlier than Burcon, obtaining regulatory approvals for such products more rapidly than Burcon or in developing products that are more effective than those proposed to be developed by Burcon.  While Burcon will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render Burcon's technology or products obsolete or non-competitive.

 Lack of Commercial Manufacturing Experience

Burcon has not yet manufactured any products in substantial quantity.  To be successful, Burcon's products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable cost.  Even though Merit Foods has commenced construction of a production facility for Burcon's pea and canola proteins, the construction may be delayed or may not be completed on time.  Although the JV Partners have experience in the protein production and sales industry, no assurance can be given that the JV Partners will be successful in producing and selling Burcon's pea and canola proteins.

 Ability to Hire and Retain Key Personnel

Burcon is highly dependent on its senior management and scientific and technical personnel. The competition for qualified personnel in the food industry is intense, and Burcon relies heavily on its ability to attract and retain qualified managerial, scientific and technical personnel. In addition, Burcon's ability to manage growth effectively will require it to continue to implement and improve its management systems and to recruit and train new employees. There can be no assurance that Burcon will be able to attract and retain skilled and experienced personnel.

 Reliance on Key Personnel

Burcon is dependent on certain members of its management and the loss of the services of one or more of these individuals could adversely affect the Company.  Neither Burcon nor Burcon-MB has purchased key man insurance on behalf of any member of Burcon's and/or Burcon-MB's senior management.

 Product Liability

Food products involve an inherent risk of product liability claims and associated adverse publicity.  There can be no assurance that Burcon and/or Merit Foods will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities.  Such insurance is expensive and may not be available in the future on acceptable terms, or at all.  The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of Burcon's potential products.

 Nasdaq Listing

On June 8, 2017, the Company received a letter from the Listings Qualifications Department of the Nasdaq Stock Market LLC ("NASDAQ") notifying the Company that it was not in compliance with Listing Rule 5450(b)(2), which requires the listed securities of the Company to maintain a minimum market value of US$50 million.  The Company had not met the requirement for a period of 30 consecutive business days prior to receipt of the NASDAQ letter.    On August 21, 2017, the Company received a second letter from NASDAQ notifying the Company that it was not in compliance with Listing Rule 5450(a)(1), which requires the listed securities of the Company to maintain a minimum bid price of US$1 per share.  The Company had not met the requirement for a period of 30 consecutive business days prior to receipt of the second NASDAQ letter.  The receipt of the two NASDAQ letters did not result in the immediate delisting of the Company's common shares from the NASDAQ Global Market.  The Company had a compliance period of 180 calendar days or until December 5, 2017 and February 19, 2018, to regain compliance with NASDAQ's minimum market value of listed securities requirement and minimum bid price requirement, respectively.  On December 6, 2017, the Company received notification from NASDAQ stating the Company did not meet the December 5, 2017 deadline to regain compliance with NASDAQ's minimum market value of listed securities requirement.  NASDAQ stated that the Company's common shares would be delisted from the NASDAQ Global Market at the opening of business on December 15, 2017 unless the Company submitted a request to appeal the determination to the NASDAQ hearing Panel (the "Panel") by December 13, 2017.  On the same day, the Company received a further letter from NASDAQ notifying the Company that it was not in compliance with Listing Rule 5450(b)(2)(C), which requires the listed securities of the Company to maintain a minimum market value of publicly held shares of US$15 million.  The Company had not met the requirement for a period of 30 consecutive business days prior to receipt of the second NASDAQ letter dated December 6, 2017.  The Company submitted an appeal to the Panel together with a plan for regaining compliance with the various continued listing requirements.

On February 5, 2018 the Company received notification from the Panel granting the Panel's approval for the Company to transfer its listing for its common shares from the NASDAQ Global Market to The NASDAQ Capital Market ("NASDAQ Capital Market").  Trading on the Company's common shares on the NASDAQ Capital Market became effective on February 7, 2018.  The Panel subjected the continued listing of the Company's shares on the NASDAQ Capital Market to certain conditions, including closing its 2018 Rights Offering (defined below) and having shareholders' equity of over US$2.5 million on or before February 16, 2018.    Because the 2018 Rights Offering was not fully subscribed, the Company was required to provide additional submissions in support of its compliance plan.  On April 24, 2018, the Company withdrew its appeal of the delisting.  The board of directors of Burcon determined that it was in the overall best interest of the Company to withdraw the appeal of the delisting.  The decision was based on several factors, including the board's assessment of the probability of the Company regaining compliance with the continued listing requirements, an analysis of the benefits of continued listing weighed against the onerous regulatory burden and significant costs associated with maintaining the continued listing.  On April 27, 2018, the Company's common shares were suspended from trading on the NASDAQ Capital Market.    The Company filed a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) with the United States Securities and Exchange Commission (the "SEC") on June 4, 2018 to delist the Company's common shares from the NASDAQ Capital Market and to deregister its common shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The delisting became effective on June 14, 2018 and the deregistration became effective ninety days from June 4, 2018.  On June 15, 2018, the Company filed a Form 15 with the SEC to suspend its reporting obligations under Section 15(d) of the Exchange Act.  The Company's reporting obligations with the SEC were suspended upon the filing of the Form 15 and shall remain suspended for as long as the Company continues to meet the criteria for such suspension on the first day of any subsequent fiscal year.    The common shares of Burcon are quoted for trading in the United States on the on the OTCQB Venture Market operated by OTC Markets Group, under the ticker "BUROF".

  The delisting of Burcon's common shares from the Nasdaq Capital Market  could negatively impact Burcon because it: (i) could reduce the liquidity, and possibly the market price, of our common shares; (ii) could reduce the number of US investors willing to hold or acquire our common shares, which could negatively impact Burcon's ability to raise equity financing; and (iii) would limit Burcon's ability to use certain types of a registration statements in the United States to offer and sell freely tradable securities, thereby preventing the Company from accessing the US public capital markets.

 COVID-19 - Pandemic Risk

The COVID-19 outbreak was declared as a pandemic by the World Health Organization on March 11, 2020.  Globally, governments worldwide have focused on containment of the outbreak and the prevention of further spread.  Since the outbreak, global economies have been impacted as governments have imposed restrictions such as travel bans, self-imposed quarantines, social distancing and temporary closures of non-essential businesses.  While economies began to slowly reopen starting in June 2020, governments have taken a phased approach and it is not expected that economies will fully return to its pre-COVID-19 state until a vaccine has been developed to treat the virus.  The duration and effects of the COVID-19 pandemic is unknown at this time.  Even though governments worldwide, including Canada have implemented significant monetary and fiscal relief programs designed to stabilize their economies, it is too early to predict the efficacy of such programs at this time.  In response to the COVID-19 pandemic, Burcon implemented measures to ensure the safety of work conditions for its staff at the Winnipeg Technical Centre and at its head office in Vancouver.  While the COVID-19 pandemic has not significantly affected Burcon's and Merit Foods' business operations to date, it is not possible to predict how long the pandemic will last and whether the financial and business conditions of Burcon and Merit Foods will be impacted in future periods.

DIVIDEND RECORD AND POLICY

There are no restrictions that could prevent Burcon from paying dividends provided that Burcon has retained earnings from which such dividends can be paid.  Burcon has not declared any dividends on its Common Shares.  The Company's directors have determined that dividends will not be paid until a number of years after it receives revenues from the commercial production of its products, and will only be paid if the directors believe that to do so would be in the best interests of the Company and its shareholders.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of Burcon consists of an unlimited number of Common Shares without par value. Each holder of Common Shares is entitled to one vote in respect of each Common Share held by such holder at meetings of shareholders.  In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary or any other distribution of its assets among its shareholders, the holders of Common shares will be entitled to receive the remaining property or assets of the Company available for distribution pro rata, in proportion to the number of Common Shares held.  As at June 29, 2020, 97,713,921 Common Shares were issued and outstanding. In addition, the Company has 4,507,606 outstanding incentive options to purchase Common Shares as at June 29, 2020.  The Company issued convertible debentures in the principal amount of $9.5 million on December 10, 2019.  The convertible debentures are convertible into Common Shares at $1.05 up to December 10, 2022.  As at June 29, 2020, $960,000 principal amount of convertible debentures had been converted into 914,283 Common Shares.  As part of the 2020 Offering, the Company issued warrants to purchase up to 4,229,286 Common Shares.

MARKET FOR SECURITIES

The Common Shares have been listed and trade on the TSX under the symbol "BU" since June 18, 2009 and NASDAQ since October 27, 2011.  As disclosed above, the Company's Common Shares were delisted from the NASDAQ Capital Market effective June 14, 2018.  In February 2020, the Company's Common Shares began trading on the OTCQB Venture Market under the symbol "BUROF".  See "General Development of the Business".  Prior to their listing on the TSX, the Common Shares were listed and traded on the TSXV under the symbol "BU". The following table sets forth, for the periods indicated, the reported high and low closing prices and total volume of trading of the Common Shares on the TSX (Canadian dollars):

	TORONTO STOCK EXCHANGE†
Calendar Period	High* (C$)	Low* (C$)	Total Volume
April 2019	0.38	0.28	331,500
May 2019	1.87	0.35	15,033,100
June 2019	0.99	0.48	20,846,500
July 2019	1.47	0.64	32,582,600
August 2019	1.74	1.09	21,143,200
September 2019	1.98	1.26	14,313,300
October 2019	1.64	0.86	8,394,600
November 2019	1.13	0.73	5,525,100
December 2019	1.08	0.90	2,809,900
January 2020	1.98	0.92	15,815,800
February 2020	1.94	1.12	9,510,100
March 2020	1.38	0.60	10,578,300

† Source: Yahoo Finance

* Includes intra-day highs and lows

PRIOR SALES

The Company issued the following common shares during the fiscal year ended March 31, 2020:

Number of common shares	Issue Price per common share	Date of Issue	Description of Issuance
66,667	$0.69	May 28, 2019	Common shares issued pursuant to exercise of options under the Company's Amended and Restated 2001 Share Option Plan.
75,000	$0.23	May 28, 2019	Common shares issued pursuant to exercise of options under the Company's Amended and Restated 2001 Share Option Plan.
44,083,203	$0.35	June 25, 2019	Common shares issued pursuant to a rights offering circular dated May 23, 2019.
30,000	$0.23	July 3, 2019	Common shares issued pursuant to exercise of options under the Company's Amended and Restated 2001 Share Option Plan.
1,333	$0.69	November 29, 2019	Common shares issued pursuant to exercise of options under the Company's Amended and Restated 2001 Share Option Plan.

1,182,099	$0.45	February 13, 2020	Exercise of compensation warrants issued to a guarantor for the standby commitment provided pursuant to the rights offering circular dated January 5, 2018.
7,419,800	$1.31*	February 19, 2020	Common shares issued pursuant to the short form prospectus dated February 12, 2020.

*Under the 2020 Offering, 7,419,800 Units were issued at $1.55 per Unit.  Each Unit consisted of one common shares and one-half share purchase warrant.  A value of $1.31 was attributed to the common share and $0.24 was attributed to each one-half warrant.

The following securities convertible into common shares were issued during the fiscal year ended March 31, 2020:

Convertible Debentures

Principal Amount	Conversion Price	Date of Issue	Description of Issuance
$9,500,000	$1.05	December 10, 2019	Unsecured convertible debentures bearing interest at 8.5% per annum convertible into common shares of the Company at the conversion price per share.

Options

Number of Options	Exercise Price	Date of Issue	Description of Issuance
757,000	$1.88	January 27, 2020	Options granted pursuant to the Company's Amended and Restated 2001 Share Option Plan.

Warrants

Number of Warrants	Exercise Price	Date of Issue	Description of Issuance
4,229,286	$2.00	February 19, 2020	Warrants issued pursuant to the short form prospectus dated February 12, 2020.

DIRECTORS AND OFFICERS

 Directors and Officers

The following chart sets out the name, province or state and country of residence of each director and officer of the Company, each such person's principal occupation during the past five years, the period of time each has served as a director or officer of the Company and the Common Shares beneficially owned or controlled by each of them as at June 29, 2020.  A biography of each director and officer, which includes a five year history of employment, follows under "Biographies of Directors and Officers".  The term of office of each director will expire at the conclusion of the Company's next annual meeting.

Name, Position and Municipality of Residence	Principal Occupation During the Previous Five Years	Period as a Director of the Company	Common Shares Held	Options Held
Johann F. Tergesen, President, Chief Executive Officer British Columbia, Canada	President since September 2000 and Chief Executive Officer since January 2019 of Burcon; Chief Operating Officer of Burcon from September 2000 to January 2019	From November 3, 1998 to September 12, 2012	2,500,315**	528,992

**As at June 29, 2020, Mr. Tergesen holds Convertible Debentures in the principal amount of $1,000,000 which is convertible into 952,380 Common Shares of the Company at $1.05.  See "General Development of the Business".

Name, Position and Municipality of Residence	Principal Occupation During the Previous Five Years	Period as a Director of the Company	Common Shares Held	Options Held
Rosanna Chau, Director, Hong Kong, China	Director of certain subsidiaries of PT International Development Corporation Limited ("PT International") (formerly known as ITC Corporation Limited) (investment holding) until September 30, 2019; Deputy Chairman and Executive Director of PT International until December 28, 2017	Since November 3, 1998	850,022	175,844

David Lorne John Tyrrell, Chairman of the Board and Director, Alberta, Canada	Chairman of the Board of Burcon since January 2019; Director, Li Ka Shing Institute of Virology & Distinguished University Professor, University of Alberta since April 2010; Glaxo SmithKline Chair in Virology, Department of Medical Microbiology and Immunology, University of Alberta since 2004; Chief Scientific Officer of KMT Hepatech (biotechnology company in Edmonton) from 2004 to 2017; Professor of Medical Microbiology & Immunology, University of Alberta since 1982; Distinguished university professor of the University of Alberta	Since December 1, 2009	500,923§**	215,844

§ 25,519 of these Shares are held by Kathleen Tyrrell (daughter) and 46,940 of these Shares are held by spouse, Lee Ann Tyrrell as at June 29, 2020.

** As at June 29, 2020, Dr. Tyrrell holds Convertible Debentures in the principal amount of $500,000 which is convertible into 476,190 Common Shares of the Company at $1.05.  See "General Development of the Business".

Alan Chan, Director, Hong Kong, China	Executive Director of ITC Properties Group Ltd. ("ITC Properties") (property development and investment) since March 2010; Executive Director of PT International Development Corporation Ltd. ("PT International") (formerly ITC Corporation Limited) (investing holding) from March 2009 to March 2017;; Executive director of PYI from November 2011 to July 2016; Non-executive director of PYI from July 2016 to April 2017	Since April 20, 2010	22,866,574††	270,844
J. Douglas Gilpin, Director, Alberta, Canada	Consultant, providing corporate governance, corporate director and business advisory services; Retired KPMG from 1999-2020	Since September 1, 2011	NIL	235,844

†† Alan Chan's wholly-owned company, Firewood Elite Limited, held through its wholly-owned subsidiaries Large Scale Investments Limited and Great Intelligence Limited, 22,866,574 common shares of Burcon ("Common Shares"), representing 23.4% of the outstanding Common Shares of Burcon as at June 29, 2020.

Peter H. Kappel, Director, British Columbia, Canada	Corporate Director	Since January 28, 2016	499,608‡‡‡§§§	132,502
David Ju, Director, British Columbia, Canada	Real Estate Investment and Development	Since December 21, 2017	NIL	90,000
Calvin Chi Leung Ng, Director, Hong Kong, China	Group Legal Counsel, ITC Properties Group Ltd. (property development and investment) from April 2017; Legal Counsel/Group Legal Counsel, PT International Development Corporation Limited (formerly known as ITC Corporation Limited) (investment holding) from September 2009 to March 2017	Since July 23, 2019	NIL	30,000

‡‡‡ 20,584 of these Common Shares are held by Philip Kappel (son) and 62,492 of these Common Shares are held by Stefanie Kappel (spouse) as at June 29, 2020.

§§§ As at June 29, 2020, Mr. Kappel holds, directly or indirectly, Convertible Debentures in the principal amount of $500,000 which is convertible into 476,190 Common Shares of the Company at $1.05.  See "General Development of the Business".

Jade Cheng, Chief Financial Officer and Treasurer, British Columbia, Canada	Chief Financial Officer and Treasurer of Burcon; Controller of Burcon Group Limited (investment company); Director and President of Burcon Group Limited since July 2007	n/a	455,362	447,727
Randy Willardsen, Senior Vice-President, Process, California, United States of America	Senior Vice-President, Process of Burcon; President, Willardsen Consulting & Engineering, Inc. (agriculture and biotech industries consulting services)	n/a	764,016	502,659
Dorothy Law, Senior Vice-President, Legal, Corporate Secretary, British Columbia, Canada	Senior Vice-President, Legal of Burcon since September 2009; Corporate Secretary of Burcon since September 2000; Director, Secretary and Corporate Counsel of Burcon Group Limited (investment company)	From December 1998 to April 2010	587,004	459,727
Martin Schweizer, Vice-President, Technical Development, Manitoba, Canada	Vice President, Technical Development of Burcon since September 2009	n/a	169,494	397,727
TOTAL SECURITIES			29,193,318	3,507,710

Committees

Burcon does not have an executive committee of its directors.  Burcon has an audit committee, a corporate governance committee and a nominating and compensation committee. The members of the audit committee consist of J. Douglas Gilpin, David Ju and Peter H. Kappel.  The members of the corporate governance committee consist of Lorne Tyrrell, J. Douglas Gilpin and Peter H. Kappel.  The members of the nominating and compensation committee consist of Peter H. Kappel, David Ju and Lorne Tyrrell.

 Aggregate Ownership of Securities

As at June 29, 2020, directors and officers of Burcon as a group, beneficially owned, directly or indirectly, 29,193,318 or 29.9% of the issued and outstanding Common Shares of the Company.  As at June 29, 2020, directors and officers of Burcon and its subsidiaries held options to acquire an additional 3,507,710 Common Shares.

 Biographies of Directors and Officers

Johann F. Tergesen - President and Chief Executive Officer

Mr. Tergesen is a twenty-year veteran of the plant-based food industry.  He co-founded Burcon NutraScience Corporation in October 1999, and since that time has overseen Burcon's strategic and financing initiatives.  He has a life-long passion for the environment and deep knowledge of the plant-based economy, having led Burcon's market outreach as well as the Company's research and commercialization efforts for over two decades.  Prior to his role as president and CEO of Burcon, Mr. Tergesen was vice president and treasurer of BurCon Properties Limited, a real estate development and ownership company with assets in excess of $3 billion.  Mr. Tergesen has been with the Burcon group of companies since December of 1995.  Mr. Tergesen holds a B.A. in economics from the University of Winnipeg, an M.B.A. from McGill University, and is a member of the Chartered Professional Accountants of British Columbia.

Rosanna Chau - Director

Ms. Chau has over 39 years of experience in international corporate management, strategic investments and finance.  Throughout her career, she has served on the board of directors of twelve publicly-listed companies spanning multiple industries, including property, hotel, bio-tech, construction and building materials, pharmaceuticals, entertainment, and consumer electronic products, and geographical locations, including Hong Kong, Mainland China, Macau, the United States, Canada, Singapore, Australia and Europe.  Ms. Chau holds a Bachelor's Degree in Commerce at the University of Alberta and a Master's Degree in Commerce at the University of New South Wales and has been awarded the Certificate in Traditional Chinese Medicine: A Way to Health at the Chinese University of Hong Kong.  She has professional accounting qualifications and experience in different jurisdictions and is a fellow member of the Hong Kong Institute of Certified Public Accountants and the CPA Australia and a member of the Chartered Professional Accountants of British Columbia.

David Lorne John Tyrrell - Director

D. Lorne Tyrrell is a distinguished professor in the Department of Medical Microbiology and Immunology at the University of Alberta.  Since 1986, he has focused his research on viral hepatitis.  Supported by Canadian Institute of Health Research and Glaxo Canada, Dr. Tyrrell's work on the development of antiviral therapy resulted in the licensing of the first oral antiviral agent to treat chronic hepatitis B infection - lamivudine - in 1998.  Dr. Tyrrell holds more than 60 international patents for his studies on viral hepatitis.  Dr. Tyrrell was Dean of the Faculty of Medicine and Dentistry from 1994 - 2004 at the University of Alberta and is currently the Chair of the Board of Directors of the Gairdner Foundation.  The Canada Gairdner International Awards recognizes excellence in medical science research globally.  Dr. Tyrrell has received numerous prestigious awards including the Gold Medal of the Canadian Liver Foundation (2000), the FNG Starr Award of the Canadian Medical Association (2004), the Principal Award of the Manning Awards Foundation (2005) and the Queen Elizabeth II Diamond Jubilee Medal (2012).  Dr. Tyrrell was appointed Officer of the Order of Canada in 2002.  In April 2010, Dr. Tyrrell was appointed as the founding director of the Li Ka Shing Institute of Virology at the University of Alberta.  On April 28, 2011, Dr. Tyrrell was inducted to the Canadian Medical Hall of Fame.  In 2015, he was awarded the Canada Council for the Arts Killam Prize in Health Sciences.

Alan Chan - Director

Mr. Chan is an executive director of ITC Properties Group Limited ("ITC Properties").  At ITC Properties, Mr. Chan is involved with the investment and development of commercial, hospitality and residential projects.  In addition, he is the lead in developing new policies for green and sustainable practices throughout the group.  Prior to joining ITC Properties, Mr. Chan worked in the Investment Banking Division of Goldman Sachs Group with a focus on capital raising, mergers & acquisitions and strategic advisory for financial institutions in Greater China and Southeast Asia. Mr. Chan is a graduate of Duke University majoring in Political Science - International Relations and minoring in Philosophy and Economics.

  J. Douglas Gilpin - Director

Douglas Gilpin, FCA, FCPA, ICD.D., retired from the partnership of KPMG LLP in 1999.  In 2008, Mr. Gilpin received a Life Service Award from The Institute of Chartered Accountants of Alberta in recognition of 40 years experience in delivering professional services to business and the community.  During his 18 years tenure as a partner in Advisory Services at KPMG he served as an audit engagement partner.  He was a member of the KPMG's National Quality Assurance, the National Financial Institutions and Insurance Groups and he was the Quality Assurance Partner for the Edmonton office for 10 years.  Mr. Gilpin has consulted on corporate governance, including compliance with the Sarbanes Oxley Act 404 and National Instrument 52-109 reporting for issuers listed on the Toronto Stock Exchange.  Mr. Gilpin has served as a director of Canada Health Infoway ("CHI"), Afexa Life Sciences Inc., Alberta Innovates (formerly Alberta Innovates Technology Futures) ("AITF") and on the Board of the Health Quality Council of Alberta ("HQCA").  He was the chair of the governance committee and a member of the audit committee of CHI, and was the Chair of the audit committee for each of AITF and HQCA.  He currently is a director and chair of the audit committee of The Institute of Health Economics.  Mr. Gilpin is executive chair of The Inspections Group Inc., a privately owned company that performs safety code inspection services, building, plumbing and gas and electrical inspections in compliance with the Safe Codes Act of Alberta.  Mr. Gilpin is a member of the Institute of Corporate Directors and received his ICD.D. designation from the Institute in 2011.  Mr. Gilpin was elected as Fellow of the Institute of Chartered Accountants of Alberta in 2012.

Peter H. Kappel - Director

Mr. Kappel is a former investment banker who now manages a private investment portfolio.  A former chartered accountant with KPMG in Vancouver and Frankfurt, he made the transition to investment banking with JP Morgan (New York/Frankfurt) after business school.  He also served in senior roles at Nomura, Dresdner Kleinwort Wasserstein, Calyon and DVB Bank in London.  In the latter three, he was the Managing Director in charge of their respective European Securitisation businesses.  He was responsible for many ground breaking transactions, a regular speaker at ABS conferences and a founding and former executive committee member of the European Securitisation Forum of the Bond Market Association.  He holds an MBA from the Institut Européen d'Administration des Affaires ("INSEAD"), a Bachelor of Arts (Honours) degree in Economics from the University of Victoria and received his Chartered Accountant designation through the Institute of Chartered Accountants of British Columbia.  Mr. Kappel is on the Board of Partnerships British Columbia, where he serves as Audit Committee Chair.  Mr. Kappel is on the board of directors of the British Columbia Lottery Corporation, where he serves as Board Chair.

David Ju - Director

Mr. Ju is a Vice President of Concord Pacific Group, a Canadian multi-industry investment group with a diverse portfolio of businesses in Canada, the United Kingdom and Hong Kong. Mr. Ju has extensive experience in financial services and large-scale real estate development projects in both the United States and Canada.  A Chartered Accountant by training, Mr. Ju was a former member of PricewaterhouseCoopers in Vancouver and New York, where he consulted on transactions, and advised on corporate governance and assurance matters, including compliance with the Sarbanes Oxley Act 404 for clients listed on both the Toronto Stock Exchange as well as the New York Stock Exchange.  Mr. Ju holds a Bachelor's Degree in Business Administration from Simon Fraser University and is a member of the Chartered Professional Accountants of British Columbia.

Calvin Chi Leung Ng - Director

Mr. Ng has over 21 years' experience of advising on and executing corporate and commercial transactions in law firm and private sectors.  During his professional career, Mr. Ng has been involved in various commercial projects, setting up and overseeing corporate governance and regulatory compliance mechanisms, and providing recommendations on business undertakings.  He is currently the Group Legal Counsel of ITC Properties Group Limited ("ITC Properties") and a director of certain subsidiaries of ITC Properties.  Mr. Ng holds a Bachelor's degree in Laws and a Postgraduate Certificate in Laws from The University of Hong Kong. He was admitted as a solicitor of the High Court of Hong Kong Special Administrative Region in 1999 and is a practising member of The Law Society of Hong Kong.

Jade Cheng - Chief Financial Officer and Treasurer

Ms. Cheng is a senior financial executive with over 25 years of experience.  She has been with Burcon since inception and is responsible for its financial management, reporting and compliance.  Prior to joining Burcon, Ms. Cheng held senior financial positions with a TSX-listed real estate development and ownership company and was a manager in Coopers & Lybrand's (now PricewaterhouseCoopers LLP) audit and assurance practice.  Ms. Cheng holds a B.A. (Economics) and M.B.A. from the University of British Columbia and is a member of the Chartered Professional Accountants of British Columbia.

Randy Willardsen - Senior Vice-President, Process

Mr. Willardsen has over 32 years of experience in the fields of membrane filtration and food, dairy and biotechnology processes.  Mr. Willardsen was the founder of Separation Technology, Inc., a leading supplier of membrane-based purification equipment and related services to the food industry with particular emphasis on dairy and beverage applications.  Mr. Willardsen was also co-founder of both Inprotech Corporation, a supplier of high quality whey proteins to the U.S. market, and BioPlex Nutrition, a nutritional supplement company focused on formulated protein supplements.  With BioPlex, he served as technical director, and oversaw manufacturing of all products until the company was sold in 1999.  Most recently, Mr. Willardsen founded Gallo Protein, a partnership with Joseph Gallo Farms to produce highly purified whey protein isolates.

Mr. Willardsen has worked with Burcon since April of 2001, and holds a Masters degree in Food Science and Nutrition from the University of Minnesota.

Dorothy Law - Senior Vice-President, Legal and Corporate Secretary

Ms. Law was a director of Burcon from December 1998 to April 2010.  Ms. Law joined the Burcon group of companies in August 1997 and acted as corporate counsel.  Prior thereto, she was an associate at the law firm of Lang Michener LLP (now McMillan LLP), practising primarily in the areas of securities, corporate and commercial law.  Ms. Law was called to the British Columbia Bar and admitted as a member of the Law Society of British Columbia in August 1996.  Ms. Law holds a Bachelor of Laws degree and a Bachelor of Commerce degree from the University of British Columbia.  Ms. Law was also admitted as a solicitor of the High Court of Hong Kong in May 1999.  She is a non-practising member of the Law Society of Hong Kong.

Martin Schweizer - Vice President, Technical Development

 Dr. Schweizer joined Burcon in May 2002 as a process-engineering specialist.  He relocated from Nancy, France, where he earned his doctorate at the Institut National Polytechnique de Lorraine, with an emphasis on the enzymatic hydrolysis of rapeseed proteins.  Prior to his Ph.D. work, Dr. Schweizer completed a chemical engineering degree (Dipl.-Ing) at the University of Karlsruhe, Germany, where he specialized in food process engineering and water technology.  He has over 20 years of experience in research and development and his main expertise lies in the fractionation and purification of biochemical compounds using current state of the art technology such as membrane filtration, liquid chromatography and various extraction technologies, both aqueous and solvent based.  Since January 2003, Dr. Schweizer has overseen Burcon's research and development efforts at its Winnipeg Technical Centre.

 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below, none of the directors or executive officers:

a)  is, as at the date of the AIF, or was within 10 years before the date of the AIF, a director or chief executive officer or chief financial officer of any company (including Burcon) that:

i)  was the subject of an order (as defined in National Instrument 51-102F2) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

ii)  was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer, or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer, or chief financial officer.

Except as set out below, none of the directors, executive officers or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company,

a)  is at the date hereof, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including Burcon) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

b)  has, within the 10 years before this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

c) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

d) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Ms. Rosanna Chau was the Deputy Chairman and Executive Director of PT International (formerly ITC Corporation Limited ("ITC")), a company whose shares are listed on The Stock Exchange of Hong Kong Limited, up to December 28, 2017.  On November 15, 2005 the Securities and Futures Commission (the "SFC") of Hong Kong criticized the board of directors of ITC for breaching Rule 21.3 of the Code on Takeovers and Mergers (the "Takeovers Code") in respect of the dealing in the securities of Hanny Holdings Limited ("Hanny", now known as Master Glory Group Limited) by ITC during an offer period without the consent of the Executive Director of the Corporate Finance Division of the SFC.  Rule 21.3 of the Takeovers Code restricts share dealings and transactions by an offeror and parties acting in concert with it during securities exchange offers.  Hanny was involved in a securities exchange offer announced in April 2005.  Since ITC held over 20% of the shares of Hanny, it was presumed to be acting in concert with Hanny under the Takeovers Code.  Ms. Rosanna Chau was a director of ITC at that time.

 Conflicts of Interest

  As of the date of this AIF, Mr. Alan Chan is the beneficial owner, and one of the directors of two shareholders of Burcon, Large Scale and Great Intelligence Limited, which together own approximately 22,866,574 common shares or 23.4%of the issued and outstanding common shares of Burcon.  Ms. Rosanna Chau and Mr. Calvin Ng are also directors of Large Scale and Great Intelligence Limited.

In connection with the Note and the Loan as described in "General Development of the Business", Large Scale is a wholly-owned subsidiary of Firewood Elite Limited, a wholly-owned company of Mr. Alan Chan, who in turn is an insider and related party of Burcon. The issuance of the Note to Large Scale and the Loan from Large Scale (the "Transactions") are considered a "related party transaction" pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") and the following disclosure is provided in accordance with s. 5.2 thereof.

The material terms of the Transactions are summarized in the section "General Development of the Business". The purpose and business reason for the Transactions were to raise funds so that Burcon could continue to meet its working capital requirements and use the funds for the purposes described above. Firewood currently holds 22,866,574 Common Shares, representing approximately23.4% of the Common Shares outstanding as of June 29, 2020.  The Purchase Agreement, the issuance of the Note and the Loan was approved by the independent directors of the board of directors of Burcon, with Mr. Alan Chan and Ms. Rosanna Chau, abstaining from participating in the vote. Other than the Purchase Agreement, the Note and the Loan described above, Burcon has not entered into any agreement with an interested party or a joint actor with an interested party (as such terms are defined in MI 61-101) in connection with the Transaction.  Burcon relied on the exemption available under s. 5.7(a) of MI 61-101 from the formal valuation and minority shareholder approval requirement of MI 61-101.

Mr. Peter Kappel, Mr. Johann Tergesen and Dr. Lorne Tyrrell, insiders of Burcon, participated in the Convertible Debenture Offering in the principal amounts of $500,000, $1,000,000 and $500,000, respectively.  The Convertible Debenture Offering was approved by the directors of the board of directors of Burcon, with Mr. Kappel and Dr. Tyrrell, abstaining from participating in the vote

The issuance of Convertible Debentures to insiders under the Convertible Debenture Offering was considered a related party transaction under Multilateral Instrument 61-101. Burcon relied on exemptions from the formal valuation and minority shareholder approval requirements provided under sections 5.5(a) and 5.7(a) of Multilateral Instrument 61-101 on the basis that the participation in the Convertible Debenture Offering by insiders did not exceed 25% of Burcon's market capitalization.

The Company rents its head office premises from and shares certain office equipment with Burcon Group Limited ("Burcon Group").  Jade Cheng and Dorothy Law, officers of the Company, are the officers and directors of Burcon Group.  Rosanna Chau and Calvin Ng, directors of Burcon, were directors of an indirect shareholder of Burcon Group until June 24, 2019. Ms. Chau, Ms. Cheng, Ms. Law and Mr. Ng do not have any shareholding interests in Burcon Group.  During fiscal 2020, Burcon paid $75,006 (2019 - $75,006) to Burcon Group for the rental charges. In addition, administrative services are contracted through a management agreement with Burcon Group.  For the year ended March 31, 2020, Burcon was charged $574 (2019 - $142) by Burcon Group for these services. From April 1, 2019 to March 31, 2020, professional services provided by Burcon to Burcon Group provided income to Burcon of $14,197 (2019 - $14,896).  These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Burcon has a Services Agreement with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.  For the period March 31, 2020, included in interest and other income is $464,780 (2019 - $nil) for technical services provided and sample production by the Company to Merit Foods, of which $110,594 was included in amounts receivable at March 31, 2020 (March 31, 2019 - $nil). See "Material Contracts".

TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar for its Common Shares is Computershare Investors Services Inc. at its principal transfer offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

Burcon is a party to the following material contracts, copies of which are available on SEDAR at www.sedar.com:

Guarantees in connection with EDC financing of Merit Functional Foods Corporation

 On April 24, 2020, Burcon signed a guarantee in favour of Export Development Canada ("EDC") for each of EDC's senior loan facility and subordinate loan facility to Merit Foods (the "Guarantees") pursuant to which Burcon agreed to guarantee all of the indebtedness, liabilities and obligations of Merit Foods under the loan agreements between EDC and Merit Foods.  The aggregate maximum liability of Burcon under the Guarantees is limited to $4,000,000.  The Guarantees contain provisions dealing with when Burcon's guarantee may be reduced in the event that Merit Foods is able to obtain certain other government sources of funding, subject to certain conditions being met.

Loan Agreement with Merit Functional Foods Corporation

 On April 21, 2020 Burcon's wholly-owned subsidiary, Burcon NutraScience Holdings Corp. ("Burcon Holdings"), entered into a loan agreement (the "Loan Agreement") with Merit Foods pursuant to Burcon Holdings agreed to obtain a letter of credit ("LC") from HSBC Bank Canada in the amount of $6,500,000 with EDC as beneficiary.  In connection with the loan facilities from EDC by Merit Foods (see "General Development of the Business" above), Merit Foods must fulfill various obligations including, without limitation, establishment and maintenance of a cost overrun account in a prescribed amount in connection with the costs related to the construction of the Flex Production Facility.  $6,500,000 of this amount is permitted to be funded by way of letter of credit.  To assist Merit Foods to fulfill this obligation, Burcon Holdings, through Burcon, obtained the LC from HSBC Bank Canada ("HSBC")ich is secured by a cash deposit of the same amount with HSBC.  The Loan Agreement was entered into by Burcon Holdings and Merit Foods to evidence the loan in the amount of $6,500,000 (the "Loan").  Under the terms of the Loan Agreement, Merit Foods acknowledges and agrees that it is indebted to Burcon Holdings for the Loan from the Advance Date and obligated to pay interest on the Loan.  The term (the "Term") of the Loan and the commitment by Burcon Holdings to maintain the LC will terminate no later than September 30, 2020, unless extended by mutual agreement in writing between Burcon Holdings and Merit Foods.  The principal amount of the Loan will bear interest at 5% per annum, compounded annually, and is payable by Merit Foods by way of a lump sum balloon payment at the end of the Term.

Under terms of the Loan Agreement, Burcon Holdings has the option to contribute the amount of Loan as a capital contribution to Merit Foods in certain circumstances including if the other shareholders of Merit Foods are unable to deliver a letter of credit in favour of EDC for their entire pro rata share of the LC amount by September 30, 2020.  The Loan Agreement contains provisions dealing with the calculation of change of shareholding interest of Burcon Holdings and the other shareholders of Merit Foods in such circumstance.

If EDC draws on the LC prior to September 30, 2020 and each of the other shareholders of Merit Foods are unable to reimburse Burcon Holdings for such other shareholder's entire pro rata share of the amount of such draw within the time period set out in the Loan Agreement, then the draw amount will be deemed a capital contribution by Burcon Holdings and Burcon Holdings' shareholding interest in Merit Foods will be increased.  The Loan Agreement contains provisions dealing with the calculation of change of shareholding interest of Burcon Holdings and the other shareholders of Merit Foods in such circumstance.

Unanimous Shareholders Agreement

On May 23, 2019, Burcon's wholly-owned subsidiary, Burcon NutraScience Holdings Corp., entered into a shareholders agreement (the "Shareholders Agreement") with RBT Holdco Ltd. ("RBT Holdco") and 10039406 Manitoba Ltd. ("Crew Holdco") (RBT Holdco and Crew Holdco together referred to as the "JV Partners")  to become shareholders of Merit Functional Foods Corporation (formerly Burcon Functional Foods Corporation) ("Merit Foods").  Currently, Burcon Holdings holds 40%, RBT Holdco holds 40% and Crew Holdco holds 20% of the issued and outstanding common shares of Merit Foods.  Ryan Bracken and Barry Tomiski each hold a 50% interest in RBT Holdco.  Crew Holdco is wholly-owned by Shaun Crew.  The business of Merit Foods is the commercial production, sales, marketing and distribution worldwide of Burcon's pea protein, pulse protein and canola protein products.  Pursuant to the Shareholders Agreement, the parties agreed that on or before July 2, 2019, Burcon Holdings and the JV Partners will make a capital contribution to Merit Foods by way of shareholder loans and/or subscription of shares in the aggregate of $10,000,000.  Burcon Holdings has agreed to make a capital contribution of $4,000,000 to Merit Foods (less certain deductions for certain expenses), while RBT Holdco and Crew Holdco have agreed to contribute $4,000,000 and $2,000,000, respectively (each an "Initial Capital Contribution").  In the event that any of Burcon Holdings, RBT Holdco or Crew Holdco fail to contribute its respective Initial Capital Contribution on or before July 2, 2019, then the Shareholders Agreement will automatically terminate.

Provided that the Shareholders Agreement has not been previously terminated, the parties have agreed to make further contributions to Merit Foods on or before September 3, 2019 in the aggregate amount of $10,000,000.  Burcon Holdings has agreed to contribute a further $4,000,000 to Merit Foods, while RBT Holdco and Crew Holdco have agreed to contribute $4,000,000 and $2,000,000, respectively (each an "Additional Capital Contribution").  In the event that any of Burcon Holdings, RBT Holdco or Crew Holdco fail to contribute its respective Additional Capital Contribution (a "Capital Deficiency"), any shareholder under the Shareholders Agreement that has contributed its full proportionate share of the Additional Capital Contribution may make a further capital contribution in the amount of the Capital Deficiency and the proportionate ownership of each shareholder will be adjusted accordingly.  If Burcon Holdings only contributes its Initial Capital Contribution and not the Additional Capital Contribution while the remaining shareholders contribute their Initial Capital Contribution, Additional Capital Contribution and any Capital Deficiency, Burcon Holdings' ownership interest in Merit Foods will be reduced to 20%.

The Shareholders Agreement contains provisions to deal with the management of Merit Foods, and sets out matters requiring board of directors' approval or shareholder approval.  It also sets out the rights of the parties with respect to restrictions on transfers, transfers to third parties and what happens in the event of a takeover bid.

Merit Foods License and Production Agreement

 On May 23, 2019, Burcon and its wholly-owned subsidiary, Burcon NutraScience (MB) Corp. entered into entered into a license and production agreement with Merit Foods (the "Merit License and Production Agreement").  Under the Merit License and Production Agreement, Burcon has granted an exclusive, royalty-bearing, worldwide license (the "Merit License") to Merit Foods to use and exploit Burcon's pea, pulse and canola protein technologies to make, have made, use and market and sell Burcon's pea, pulse and canola proteins (the "Merit Licensed Products").

Merit Foods has agreed to develop, build and commission an initial production facility in the Province of Manitoba within a specified amount of time to manufacture the Merit Licensed Products (the "Flex Production Facility").  Merit Foods will also, within a time specified under the License Agreement, provide written notice (the "Notice") to Burcon to advise whether it will or will not increase its annual production capacity of the Products to develop, build and commission a full commercial scale production facility ("Full-Commercial Production Facility").  The License Agreement provides Burcon with the right to convert the exclusive license to a non-exclusive license under certain conditions.

In consideration of the Merit License, Merit Foods will pay to Burcon running royalties based on the net revenue (as defined in the Merit License and Production Agreement) in relation to the sale of the Products which fall within the scope of the Burcon Technology.  Once a sale in the Flex Production Facility occurs, Merit Foods will pay to Burcon royalties based on a percentage of net revenue from the sale of Products.  If Merit Foods expands production to the Full-Commercial Production Facility the royalty rate will be reduced to a lower percentage rate.  The royalty rate may also be reduced if the exclusive license is converted to a non-exclusive license or if a certain Burcon patent does not grant within a specified time.

If the exclusive license is converted to a non-exclusive license, Burcon will be entitled to make, have made, use, market and sell Products on a non-exclusive basis and to grant any such rights to any other person.  Merit Foods will grant to Burcon an irrevocable, non-exclusive, royalty bearing license, with a right to sublicense, to use certain intellectual property developed by Merit Foods ("Merit Foods Improvements") to make, have made, use, market or sell the Products worldwide.    If the license is converted to a non-exclusive license and Burcon chooses to use the Merit Foods Improvements, the aggregate royalties payable by Burcon to Merit Foods in any year will not exceed the aggregate royalties payable by Merit Foods to Burcon in the same year.

As long as the Merit License is exclusive, Burcon will be responsible for filing, prosecution and maintenance of Burcon patent rights in certain countries.  While the Merit License is exclusive, Merit Foods shall have the right to defend any action in which the validity of any Burcon patent right is raised in any jurisdiction.  If Merit Foods does not exercise such right, Burcon shall have the right but not the obligation to assume such defence.

The Merit License and Production Agreement has a term of the greater of twenty years and the last to expire of Burcon patents that are being used to produce products under the Merit License and Production Agreement.

Services Agreement with Merit Foods

 On May 23, 2019, Burcon, Burcon-MB and Merit Foods entered into a services agreement (the "Services Agreement") pursuant to which Burcon and Burcon-MB will provide certain services (the "Services") to Merit Foods in support of Merit Foods' business.  The Services will commence on July 3, 2019 and the agreement will have an initial term ending on June 30, 2022.  Under the Services Agreement, Burcon and Burcon-MB will provide general management/administrative/technical services, research and analytical services and sample production services.  The Services will be charged to Merit Foods based on rates set out in the Services Agreement.

Loan Agreement with Large Scale Investments Limited

On November 13, 2018, Burcon announced that it entered into a loan agreement (the "Loan Agreement") pursuant to which Large Scale, at the time  and currently a wholly-owned subsidiary of Firewood, provided Burcon with an unsecured loan (the "Loan") of up to $1,000,000 (the "Initial Loan Amount") for a term of 180 days from December 5, 2018.

On March 27, 2019, Burcon and Large Scale amended (the "Loan Amendment") the Loan Agreement, pursuant to which Large Scale agreed to increase the Initial Loan Amount to Burcon by $500,000 (together with the Initial Loan, the "Loan Amount").  See "General Development of the Business".

Standby Commitment Agreement with Allan Yap

 On January 5, 2018, Burcon entered into a standby commitment agreement with Allan Yap in connection with the 2018 Standby Commitment.  See "General Development of the Business".

Convertible Note Purchase Agreement with Large Scale Investments Limited

On April 7, 2016, Burcon announced that it had entered into the Purchase Agreement with Large Scale Investments Limited (the "Lender"), a wholly-owned subsidiary of PT International, pursuant to which it will issue the Note for the Principal Amount.  On May 21, 2019, the Company announced that Burcon and Large Scale amended the Note (the "Amendment") to extend the maturity date of the Note from May 11, 2019 to June 21, 2019.

Under the Note, Large Scale could convert the Principal Amount in whole or in part into common shares in the capital of Burcon at any time commencing on or after July 1, 2016 and up to and including the Maturity Date.  When issued, the conversion price of the Note was $4.01 per common share, which represented a premium of approximately 24% over the volume weighted average trading price of the common shares on the TSX for the 5 trading days immediately before April 7, 2016 (the "Conversion Price").  Burcon also had the right, before the Maturity Date, upon written notice to the Lender of not less than thirty (30) days, to prepay in cash all or any portion of the Principal Amount by paying to the Lender an amount equal to the Principal Amount to be prepaid multiplied by 110%.  At any time on or after July 1, 2016 and up to the end of such 30-day notice period, Large Scale had the right to convert the Principal Amount in full or in part, into common shares at the Conversion Price.  The Note was and any common shares issued upon the conversion of the Note would have be subject to a four month hold period under applicable Canadian securities laws.  Upon completion of the 2018 Rights Offering (as defined below), the Conversion Price of the Note was adjusted effective immediately after the 2018 Record Date (as defined below).  After the adjustment, the Conversion Price was reduced to $3.94 per common share.

Funding by Large Scale and the issuance of the Note occurred on May 12, 2016.  The Note bore interest at a rate of 8% per annum, calculated daily, compounded monthly.  Interest accrued on the Principal Amount and was payable on the earlier of June 21, 2019, the occurrence of an event of default as set out in the Note, or voluntary prepayment by Burcon (the "Maturity Date").

The Amendment also provided Large Scale with a right to offset any amounts due to it under the Note against any obligations of Large Scale to pay for subscription proceeds of any rights offering that Burcon may conduct.  See "General Development of the Business".

 License and Production Agreement with ADM

On March 4, 2011, Burcon and Burcon's wholly-owned subsidiary, Burcon NutraScience (MB) Corp. (together referred to for this section only, as "Burcon") entered into a license and production agreement (the "ADM License and Production Agreement") with ADM.  Pursuant to the ADM License and Production Agreement, Burcon has granted to ADM an exclusive, royalty-bearing, worldwide license (the "License") to use and exploit Burcon's soy protein technology solely to make, have made, use, market and sell soy protein products (the "Soy Products") that use, incorporate or are derived from any Burcon technology.  ADM has agreed to use reasonable commercial efforts to design, build and commission an initial production facility (the "Semi-works Production Facility") within a specified amount of time after it receives permit approval from the US Environmental Protection Agency ("EPA Approval Date") to manufacture the Soy Products.  ADM will also, within a time specified under the ADM License and Production Agreement, provide written notice to Burcon to advise whether it will or will not increase its annual production capacity of the Products beyond the capacity of the Semi-works Production Facility ("Full Commercial Production").  The License and Production Agreement provides each party the right to convert the exclusive license to a non-exclusive license under certain conditions.

In consideration of the License, ADM will pay to Burcon running royalties based on the net revenue (as defined in the License and Production Agreement) in relation to the sale of the Soy Products which fall within the scope of the Burcon Technology.  ADM will pay quarterly royalties (the "Pre-production Royalty") to Burcon from the EPA Approval Date until the first bona fide arms' length sale of Products manufactured in the Semi-works Production Facility.  Once such sale in the Semi-works Production Facility occurs, ADM will pay to Burcon royalties based on a percentage of net revenue from the sale of Products (the "Semi-works Production Royalty").  If ADM expands production to Full Commercial Production the royalty rate will be reduced to a lower percentage rate (the "Full Commercial Production Royalty").  The Full Commercial Production Royalty rate will be further reduced if ADM expands production and sale into certain geographic regions or if ADM achieves a pre-defined further expanded level of production capacity.  The Semi-works Production Royalty and the Full Commercial Production Royalty rates may also be reduced if the exclusive license is converted to a non-exclusive license or if certain Burcon patents do not grant within a specified time.

If the exclusive license is converted to a non-exclusive license, Burcon will be entitled to make, have made, use, market and sell the Soy Products on a non-exclusive basis and to grant any such rights to any other person.  ADM will grant to Burcon an irrevocable, non-exclusive, royalty bearing license, with a right to sublicense, to use ADM Improvements (as defined in the License and Production Agreement) to make, have made, use, market or sell the Soy Products worldwide.    If the license is converted to a non-exclusive license and Burcon chooses to use ADM improvements, the aggregate royalties payable by Burcon to ADM in any year will not exceed the aggregate royalties payable by ADM to Burcon in the same year.

Under the ADM License and Production Agreement, Burcon will be responsible for filing, prosecution and maintenance of Burcon patent rights in certain countries.  Burcon will also be responsible for defending any action in which the validity of any Burcon patent right is raised in any jurisdiction.

Royalties payable under the License will terminate on the later of the date of expiry of the last to expire of the Burcon Patent Rights (as defined in the License and Production Agreement) and twenty years from March 4, 2011.  Since March 4, 2011, Burcon has filed additional patent applications to seek important commercial protection for the production and use of CLARISOY®.  ADM has elected to include these applications to the License and, if granted could lengthen the royalty term under the License and Production Agreement to at least the year 2035.

INTERESTS OF EXPERTS

The Company's auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have prepared an independent auditor's report dated June 29, 2020 in respect of the Company's consolidated financial statements as at March 31, 2020 and March 31, 2019 and for the years then ended.  PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia code of Professional Conduct.

AUDIT COMMITTEE AND DISCLOSURE UNDER NATIONAL INSTRUMENT 52-110

Under National Instrument 52-110 ("NI 52-110"), Burcon is required to disclose in its AIF certain information concerning the composition of its audit committee and its auditor. The audit committee carries out the various responsibilities set forth in its charter, a copy of which is attached to this AIF as Schedule "A".

 Composition of the Audit Committee

The audit committee of Burcon is comprised of J. Douglas Gilpin, David Ju and Peter H. Kappel. Mr. Gilpin is the chair of the audit committee.  All members of the audit committee are financially literate.  Under NI 52-110, an individual is "financially literate" if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Burcon's financial statements.  Mr. Gilpin was an audit engagement partner in Advisory Services at KPMG LLP (chartered accountants) for 18 years until 1999.  Mr. Kappel holds a Bachelor of Arts (Honours) degree in Economics from the University of Victoria and received his Chartered Accountant designation through the Institute of Chartered Accountants of British Columbia.  Mr. Kappel is on the Board of Partnerships British Columbia, where he serves as Audit Committee Chair.  Mr. Ju became a member of the audit committee on January 3, 2018.  Mr. Ju is a Chartered Accountant and is a member of the Chartered Professional accountants of British Columbia.  A member of the audit committee is "independent" if the member has no direct or indirect material relationship with Burcon, which could, in the view of Burcon's board of directors, reasonably interfere with the exercise of a member's independent judgement. All the members of the audit committee are independent.  The Board has determined that each of the audit committee members is independent, as that term is defined by NI-52-110.

 Audit Committee Oversight

During the most recently completed financial year, all recommendations of the audit committee with respect to financial reporting and to nomination or compensation of Burcon's external auditor were adopted by the board of directors.

 Pre-Approval Policies and Procedures

The charter of the audit committee requires pre-approval of non-audit services provided by the external auditor of Burcon. The auditor was engaged to provide certain tax return review services during the years ended March 31, 2020 and 2019.  These services were pre-approved by the audit committee.

 External Auditor Service Fees

Fees billed by PricewaterhouseCoopers LLP ("PwC") to Burcon for professional services relating to the last two fiscal years are outlined in the following table.

Nature of Services	Fees billed by auditor for the fiscal year ended March 31, 2020	Fees billed by auditor for the fiscal year ended March 31, 2019
Audit Fees[1]	$56,500	$34,000
Audit-Related Fees[2]	$77,000	$39,000
Tax Fees[3]	$2,100	$1,700
All Other Fees[4]	Nil	Nil
Total	$135,600	$74,700

Notes:

(1) "Audit Fees" include the aggregate fees billed by PwC relating to the respective fiscal year.  Included in Fiscal 2019's Audit Fees is a credit of $15,000 received from Fiscal 2018's Audit Fees due to the suspension of the Company's U.S. reporting obligations.  In addition to the Audit Fees, the Company paid Scarrow & Donald LLP, auditors of Merit Foods, $9,650 to act as component auditor to perform certain specified audit procedures on Merit Food's financials statements to March 31, 2020.

(2) "Audit-Related Fees" include the aggregate fees billed for the respective fiscal year for assurance and related services by PwC that are not reported under "Audit Fees".    Of the $77,000 incurred in Fiscal 2020, $37,000 related to quarterly reviews of each of the Company's interim financial statements and $10,000 related to services rendered in connection with the 2019 Rights Offering and $30,000 related to services rendered in connection with the 2020 Offering.

(3) "Tax Fees" include the aggregate fees billed for the respective fiscal year for professional services rendered by PwC for tax compliance and tax advice.

(4) "All Other Fees" include the aggregate fees billed for the respective fiscal year for products and services provided by PwC, other than the services reported under "Audit Fees", "Audit-Related Fees" and "Tax Fees".

ADDITIONAL INFORMATION

Additional information relating to Burcon can be found on the SEDAR website at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Burcon's securities and securities authorized for issuance under equity compensation plans, is contained in Burcon's Management Proxy Circular dated July 30, 2019 for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in Burcon's financial statements and MD&A for its most recently completed financial year ended March 31, 2020.

GLOSSARY

In this AIF, the following terms have the meanings set forth herein:

ADM	Archer-Daniels-Midland Company

10039406 Manitoba Ltd.	one of the JV Partners and is a company wholly-owned by Shaun Crew and his family

ADM License and Production Agreement	the license and production agreement dated March 4, 2011 made among Burcon, Burcon-MB and ADM

Affiliate	has the meaning set out in the Canada Business Corporations Act albumin

refers generally to any protein with water solubility, which is moderately soluble in concentrated salt solutions, and experiences heat coagulation (protein denaturation).  Substances containing albumin, such as egg white, are called albuminoids

BMW	B.M.W. Canola Inc.

Board	the Board of Directors of the Company

Burcon or Company	Burcon NutraScience Corporation

Burcon Holdings	Burcon NutraScience Holdings Corp.

Burcon-MB	Burcon Nutrascience (MB) Corp. (formerly B.M.W. Canola Inc.)

CLARISOY®	the trade-marked brand name for Burcon's soy protein. CLARISOY® is a trademark of ADM and is licensed to Burcon

Common Share or Shares	a common share in the capital of the Company

EDC	Export Development Canada

erucic acid	fatty acids contained in canola, but not considered essential for human growth

FAO	the Food and Agricultural Organization

FDA	the United States Food and Drug Administration

Firewood	Firewood Elite Limited, a company wholly-owned by Alan Chan, a director of Burcon globulin

this generic term encompasses a heterogeneous series of families of proteins, with larger molecules and less soluble in pure water than albumin.  Globular proteins, or spheroproteins are one of the two main protein classes, comprising "globe"-like proteins that are more or less soluble in aqueous solutions (where they form colloidal solutions)

glucosinolates	the sulphur compounds that give mustards their sharp taste

GM	genetically modified

GMO	genetically modified organism

GRAS	generally recognized as safe

Guarantee

guarantee by Burcon in favour of EDC  to guarantee all of the indebtedness, liabilities and obligations of Merit Foods under the loan agreements between EDC and Merit Foods in aggregate maximum liability of $4 million

ITC	ITC Corporation Limited (now PT International Development Corporation Limited)

JV Partners	RBT Holdco Ltd. and 10039406 Manitoba Ltd.

Large Scale	Large Scale Investments Limited

LC	letter of credit from HSBC Bank Canada in the amount of $6.5 million with EDC as beneificiary

Merit Foods	Merit Functional Foods Corporation (formerly Burcon Functional Foods Corporation)

Merit License and Production Agreement	the license and production agreement dated May 23, 2019 made among Burcon, Burcon-MB and Merit Foods

NASDAQ	Nasdaq Stock Market LLC

NASDAQ Global Market	The NASDAQ Global Market

NASDAQ Capital Market	The NASDAQ Capital Market

Nestlé	Société des Produits Nestlé, SA

Nutratein®	the trade-marked brand name for Burcon's blended cruciferin-rich and napin-rich canola proteins

Nutratein-PS™	the trade-marked brand name for Burcon's blend of Peazazz® pea protein and Supertein® canola protein

Nutratein-TZ™	the trade-marked brand name for Burcon's blend of Peazac® pea protein and Puratein® canola protein

PDCAAS	protein digestibility corrected amino acid score

Peazac®	the trade-marked brand name for one of Burcon's pea protein

Peazazz®	the trade-marked brand name for Burcon's pea protein

PT International	PT International Development Corporation Limited (formerly ITC Corporation Limited)

Puratein®	the trade-marked brand name for Burcon's cruciferin-rich canola protein

RBT Holdco Ltd.	one of the JV Partners and is a company beneficially owned equally by Ryan Bracken and Barry Tomiski and their respective family

Shareholders Agreement	the shareholders agreement dated May 23, 2019 among Burcon Holdings, RBT Holdco Ltd. and 10039406 Manitoba Ltd.

Supertein®	the trade-marked brand name for Burcon's napin-rich canola protein

TSX	Toronto Stock Exchange

TSXV	TSX Venture Exchange

US or United States	the United States of America

Winnipeg Technical Centre	the premises where Burcon's research laboratory and pilot plant operations are located

SCHEDULE "A"

BURCON NUTRASCIENCE CORPORATION ("BURCON")

AUDIT COMMITTEE CHARTER

General Functions, Authority and Role

The purpose of the audit committee is to oversee the accounting and financial reporting process of Burcon and the audits of its financial statements, and thereby assist the Board of Directors of Burcon in monitoring (1) the integrity of the financial statements of Burcon, (2) compliance by Burcon with legal and regulatory requirements related to financial reporting, (3) the performance of Burcon's external auditors, and (4) the performance of Burcon's internal controls and financial reporting process.

The audit committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to its auditors and its legal advisors and to all books, records, facilities and personnel of Burcon.  In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the audit committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of Burcon, its independent legal counsel or independent auditor to attend a meeting of the audit committee or to meet with any members of, or consultants to, the audit committee.  Burcon shall provide appropriate funding, as determined by the audit committee, for payment of (i) compensation to the external auditor to prepare and issue an audit report or perform other audit, review or attest services for Burcon, (ii) compensation to any outside advisors employed by the audit committee, and (iii) ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out the audit committee's duties.

Burcon's independent auditor is ultimately accountable to the audit committee, who, in its capacity as a committee of Burcon's board of directors, is directly responsible for appointing, retaining and determining the appropriate compensation of the external auditor.  The audit committee must also oversee the work of the external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Burcon, including resolution of disagreements between management and the external auditor regarding financial reporting.  The external auditor must report directly to the audit committee.  In the course of fulfilling its specific responsibilities hereunder, the audit committee must maintain free and open communication between Burcon's external auditors, Board of Directors and Burcon management.  The responsibilities of a member of the audit committee are in addition to such member's duties as a member of the Board of Directors.

Membership

The audit committee of the board of directors of Burcon shall consist of a minimum of three directors.  Members of the audit committee shall be directors appointed by the board of directors and may be removed by the board of directors at its discretion.

All members of the audit committee shall satisfy the independence and audit committee composition requirements of all applicable corporate and securities laws and stock exchange listing standards; provided, however, that one or more members may be non-independent within the meaning of all applicable regulations.

All members of the audit committee must be financially literate, i.e. have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Burcon's financial statements.  At least one member shall be a financial expert.

The members of the audit committee shall elect, amongst themselves, one member to act as chairperson on an annual basis.

Responsibilities

The audit committee is responsible for:

  reviewing Burcon's interim and annual financial statements and management's discussion and analysis related thereto, and all annual and interim earnings press releases before they are publicly disclosed;
  ensuring that adequate procedures are in place for the review of Burcon's public disclosure of financial information extracted or derived from Burcon's financial statements, other than management's discussion and analysis and annual and interim earnings press releases, and periodically reviewing and updating such procedures;
  establishing procedures for the receipt, retention and treatment of complaints received by Burcon regarding accounting, internal accounting controls, or auditing matters;
  establishing procedures for the confidential, anonymous submission by  employees of Burcon of concerns regarding questionable accounting or auditing matters;
  reviewing and approving Burcon's hiring policies regarding partners, employees and former partners and employees of the present and former auditor of Burcon;
  reviewing with management, Burcon's major financial risk exposures and the steps management has taken to monitor and control such exposures;
  assessing risk areas and policies to manage risk;

  overseeing the work of Burcon's external auditors engaged for the purpose of preparing or issuing an audit report or related work;
  ensuring Burcon's external auditors report directly to the audit committee throughout the term of their appointment;
  ensuring Burcon's external auditors provide a formal written statement delineating all relationships between the external auditor and Burcon, actively engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor and for taking, or recommending that Burcon's full board of directors take, appropriate action to oversee the independence of the external auditor;
  pre-approving all non-audit services to be provided to Burcon or Burcon's subsidiaries by Burcon's external auditor;
  recommending to Burcon's board of directors the external auditor to be nominated for the purpose of preparing or issuing an auditor's report (or any related work), as well as the compensation to be paid to the external auditor;
  annually reviewing and reassessing the adequacy of this charter and recommend any proposed changes to the Board of Directors for approval;
  reporting committee actions to the Board of Directors with such recommendations as the committee may deem appropriate; and
  providing copies of meeting of the audit committee to the Board of Directors.

The audit committee does the following main things to discharge these responsibilities:

  meeting with management and the external auditors at least two times per year;
  meeting separately with each of management and the external auditors several times per year as required;
  reviewing and approving the annual audit scope and the annual audit plan proposed by the auditors;
  reviewing carefully and acting on all internal control points raised by the auditors in correspondence with management; and
  discussing Burcon's compliance with tax and financial reporting rules as issues arise.